UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2010

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Business Combination Agreement between Argonaut Gold Inc. and Pediment Gold Corp.

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **xxx** Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: December 21, 2010

By \s\ Gary Freeman
Gary Freeman, President/CEO/Director

Exhibit 99.1

BUSINESS COMBINATION AGREEMENT

between

ARGONAUT GOLD INC.

and

PEDIMENT GOLD CORP.

Dated October 18, 2010

TABLE OF CONTENTS

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT made the 18ᵗʰ day of October, 2010

B E T W E E N :

> **ARGONAUT GOLD INC.**,
>
> a corporation existing under the
> *Business Corporations Act* (Ontario),
>
> (hereinafter referred to as "**Offeror**")

OF THE FIRST PART

> - and -

> **PEDIMENT GOLD CORP.**,
>
> a corporation existing under the
> *Business Corporations Act* (British Columbia),
>
> (hereinafter referred to as "**Corporation**")

OF THE SECOND PART

WITNESSES THAT:

WHEREAS Offeror and Corporation propose to effect a business combination by way of a Plan of Arrangement under the provisions of the *Business Corporations Act* (British Columbia);

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.01   Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)   "**Acquireco**" shall have the meaning ascribed thereto in subsection 4.02(k);

(b) "**Acquisition Proposal**" means, in respect of Corporation, any *bona fide* inquiry, proposal or offer made by a party with whom Corporation deals at arm's length regarding any merger, amalgamation, plan of arrangement, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Corporation's assets), any recapitalization, reorganization, liquidation, sale or issue of a material number of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, in any case, constitute a *de facto* acquisition or change of control of Corporation or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Corporation (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

(c) "**Agreement**" means this business combination agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(d) "**Arrangement**" means an arrangement under the provisions of section 288 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order;

(e) "**BCBCA**" means the *Business Corporations Act* (British Columbia);

(f) "**Business Day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(g) "**Canadian GAAP**" means accounting principles generally accepted in Canada;

(h) "**Change in Corporation Recommendation**" shall have the meaning ascribed thereto in subsection 4.01(b)(iii);

(i) "**Competition Act**" means the *Competition Act* (Canada);

(j) "**Completion Deadline**" means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be December 23, 2010;

(k) "**Confidentiality Agreement**" means the mutual confidentiality agreement dated September 19, 2010 between Offeror and Corporation;

(l) "**Consideration**" shall have the meaning ascribed thereto in subsection 2.01(a);

(m) "**Corporation Common Shares**" means common shares in the capital of Corporation;

(n)   "**Corporation Disclosure Letter**" means the letter dated of even date herewith and delivered by Corporation to Offeror in the form accepted by and initialled on behalf of Offeror with respect to certain matters in this Agreement;

(o)   "**Corporation Documents**" shall have the meaning ascribed thereto in subsection 3.01(t);

(p)   "**Corporation Financial Statements**" shall have the meaning ascribed thereto in subsection 3.01(i);

(q)   "**Corporation Meeting**" means the special meeting, including any adjournments or postponements thereof, of the Corporation Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Corporation Resolution;

(r)   "**Corporation Options**" means options to purchase Corporation Common Shares issued pursuant to the Corporation Option Plan and described in the Corporation Disclosure Letter;

(s)   "**Corporation Option Plan**" means the Corporation share option plan dated February 12, 2008;

(t)   "**Corporation Plans**" shall have the meaning ascribed thereto in subsection 3.01(r);

(u)   "**Corporation Properties**" means the interests of Corporation and any Corporation Subsidiary described in Schedule C hereto;

(v)   "**Corporation Resolution**" means the special resolution of the Corporation Shareholders approving the Arrangement, the Plan of Arrangement and this Agreement;

(w)   "**Corporation RSUs**" means the rights to acquire, for no additional consideration, Corporation Common Shares issued pursuant to the Corporation RSU Plan and described in the Corporation Disclosure Letter;

(x)   "**Corporation RSU Plan**" means the restricted share plan of Corporation dated September 13, 2010;

(y)   "**Corporation Securityholders**" means the Corporation Shareholders and holders of Corporation Options and Corporation Warrants;

(z)   "**Corporation Shareholders**" means, at any time, the holders of Corporation Common Shares;

(aa)   "**Corporation Shareholder Approval**" shall have the meaning ascribed to such term in section 2.02(a)(ii) hereof;

(bb)   "**Corporation Subsidiaries**" means Compania Minera Pitalla, S.A. de C.V., Pediment Exploration Mexico S DE RL DE C.V., Megashear Mining-Exploration, S.A. de C.V., Minera Sud California, S.A. de C.V. and Minexson, S.A. de C.V;

(cc) "**Corporation Termination Payment**" shall have the meaning ascribed thereto in subsection 6.03;

(dd) "**Corporation Warrants**" means the common share purchase warrants issued by Corporation to purchase Corporation Common Shares and the finder's fee warrants to purchase units of Corporation, each such unit comprising one Corporation Common Share and one-half of one common share purchase warrant to purchase Corporation Common Shares as described in the Corporation Disclosure Letter;

(ee) "**Court**" means the Supreme Court of British Columbia;

(ff) "*de facto* **acquisition or change of control**" means the acquisition, directly or indirectly, by any person or group of Persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Corporation to permit such Person or Persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Corporation;

(gg) "**Depositary**" means any trust company, bank or financial institution agreed to in writing between Offeror and Corporation for the purpose of, among other things, exchanging certificates representing Corporation Common Shares for certificates representing the Consideration;

(hh) "**Registrar**" means the registrar appointed under Section 400 of the BCBCA;

(ii) "**disclosed by Offeror**" means disclosed by Offeror in its public disclosure filings since the date hereof or disclosed in the Offeror Disclosure Letter;

(jj) "**Dissent Rights**" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

(kk) "**Effective Date**" means the Effective Date as defined in the Plan of Arrangement;

(ll) "**Effective Time**" means the Effective Time as defined in the Plan of Arrangement;

(mm) "**Encumbrance**" means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(nn) "**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(oo) "**Environmental Laws**" means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(pp) "**Exchange Ratio**" means 0.625 of an Offeror Common Share for each Corporation Common Share;

(qq)   "**Final Order**" means the order of the Court pursuant to section 291 of the BCBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(rr)   "**Governmental Entity**" means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ss)   "**Hazardous Substance**" means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(tt)   "**Interim Order**" means the interim order of the Court pursuant to section 291 of the BCBCA, made in connection with the Arrangement, as such order may be amended, supplemented or varied by the Court with the consent of the parties hereto, each acting reasonably;

(uu)   "**Laws**" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(vv)   "**Liability**" of any Person shall mean and include: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(ww)   "**Lock-Up Agreements**" means the Lock-Up Agreements dated the date hereof and made between Offeror and certain officers and directors of Corporation substantially in the form of Schedule B hereto;

(xx)   "**Locked-Up Shareholders**" means the persons who are party to the Lock-Up Agreements, other than Offeror;

(yy) "**Material Adverse Change**" means, in respect of any Person, any one or more changes, events or occurrences, and "**Material Adverse Effect**" means, in respect of any Person, an effect which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of that Person and its Subsidiaries, taken as a whole, other than any change, event, occurrence or effect: (i) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on that Person, on a consolidated basis; (ii) relating to change in the market trading price of shares of such Person arising from the announcement of the execution of this Agreement or the transactions contemplated hereby; or (iii) resulting from changes in the price of gold, silver or copper, *provided, however* that such effect referred to in clause (i). (ii) or (iii) above does not primarily relate only to that Person and its Subsidiaries taken as a whole compared to other companies of similar size operating in the mining industry;

(zz) "**Offeror**" means Offeror Inc., a corporation existing under the laws of the Province of Ontario;

(aaa) "**Offeror Common Shares**" means common shares in the capital of Offeror;

(bbb) "**Offeror Disclosure Letter**" means the letter dated of even date herewith and delivered by Offeror to Corporation in the form accepted by and initialled on behalf of Corporation with respect to certain matters in this Agreement;

(ccc) "**Offeror Documents**" shall have the meaning ascribed thereto in subsection 3.02(r);

(ddd) "**Offeror Expense Payment**" shall have the meaning ascribed thereto in Section 6.04;

(eee) "**Offeror Financial Statements**" shall have the meaning ascribed thereto in subsection 3.02(i);

(fff) "**Offeror Meeting**" means the special meeting, including any adjournments or postponements thereof, of the Offeror Shareholders to be held, among other things to consider the Offeror Shareholder Approval;

(ggg) "**Offeror Options**" means the outstanding options to purchase an aggregate of 345,666 Offeror Common Shares issued pursuant to the Offeror Share Option Plan and described in the Offeror Disclosure Letter;

(hhh) "**Offeror Properties**" means the interests of the Offeror and of any Offeror Subsidiary described in Schedule "D" hereto;

(iii) "**Offeror Restricted Share Plan**" means the 2010 share incentive plan of the Offeror;

(jjj) "**Offeror Restricted Share Rights**" means the outstanding rights to purchase an aggregate of 344,715 Offeror Common Shares issued pursuant to the Offeror Restricted Share Plan and described in the Offeror Disclosure Letter;

(kkk) "**Offeror Share Option Plan**" means the 2010 share incentive plan of the Offeror ;

(lll) "**Offeror Shareholder Approval**" means the approval of the Offeror Shareholders at a special meeting pursuant to the TSX Company Manual to the issue of securities of the Offeror required to complete the Arrangement;

(mmm) "**Offeror Shareholders**" means, at any time, the holders of Offeror Common Shares;

(nnn) "**Offeror Subsidiaries**" means Castle Gold Corporation, Argonaut Gold U.S. Corp., Castillo Real del Oro S.A., Durango Fern Mines S.A. de C.V. and Minera Real del Oro S.A. de C.V.;

(ooo) "**Offeror Warrants**" means the outstanding warrants to purchase an aggregate of 25,749,998 Offeror Common Shares issued pursuant to the amended and restated common share purchase warrant indenture dated December 30, 2009 between Offeror and Computershare Trust Company of Canada;

(ppp) "**Pending Corporation Acquisition Proposal**" shall have the meaning ascribed thereto in subsection 6.03(d);

(qqq) "**Person**" means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status;

(rrr) "**Plan of Arrangement**" means a plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with section 6.01 of the Plan of Arrangement or section 7.01 hereof;

(sss) "**Proxy Circular**" means the management information circular to be prepared by Corporation in respect of the Corporation Meeting;

(ttt) "**Release**" shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(uuu) "**Remedial Action**" shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(vvv) "**Section 3(a)(10) Exemption**" means the exemption from the registration requirements of the 1933 Act;

(www) "**Securities Act**" means the *Securities Act* (British Columbia);

(xxx) "**Securities Authorities**" means the British Columbia Securities Commission and the other securities regulatory authorities in each of the provinces and territories of Canada and the SEC, collectively;

(yyy)   "**SEC**" means the United States Securities and Exchange Commission;

(zzz)   "**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

(aaaa)   "**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(bbbb)   "**Superior Proposal**" means a written Acquisition Proposal to acquire all or substantially all of the assets of Corporation (on a consolidated basis) or, directly or indirectly, all of the Corporation Common Shares: (a) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of Corporation's board of directors, acting in good faith (after receipt of advice from its financial advisors and legal counsel) is reasonably likely to be obtained; (b) that is reasonably capable of being completed without undue delay, taking into account all legal, regulatory, financial and other aspects of the proposal and the party making the proposal; (c) is not subject to a due diligence condition; (d) that is made to all shareholders in compliance with applicable securities laws; and (e) in respect of which the directors of Corporation have determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisors to Corporation, that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which is more favourable to the Corporation Shareholders, from a financial point of view, than the terms of the Arrangement, taking into account any adjustment to the terms of the Arrangement that may be proposed by Offeror as contemplated by section 6.02;

(cccc)   "**Tax**" and "**Taxes**" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, mining taxes, sales taxes, use taxes, *ad valorem* taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(dddd) "**Tax Act**" means the *Income Tax Act* (Canada), as amended and the regulations thereunder, as amended;

(eeee) "**Tax Returns**" means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes;

(ffff) "**Triggering Event**" shall have the meaning ascribed thereto in subsection 6.03;

(gggg) "**TSX**" means the Toronto Stock Exchange;

(hhhh) "**U.S. Securities Administrators**" means, collectively, the SEC and any state securities commission or similar regulatory authority of any state of the United States;

(iiii) "**U.S. Securities Law**" means all applicable securities legislation in the United States, including without limitation, the 1933 Act and the 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the securities laws of the states of the United States;

(jjjj) "**1933 Act**" means the *Securities Act of 1933*, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(kkkk) "**1934 Act**" means the *Securities Exchange Act of 1934*, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder; and

(llll) "**1940 Act**" means the *Investment Company Act of 1940*, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder.

In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.02   **Interpretation Not Affected by Headings**

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.03   **Number, Gender and Persons**

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and *vice versa*, words importing the use of either gender shall include both genders and neuter, and the word Person and all words importing Persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any

Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.04   Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.05   Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.06   Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.07   Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.08   Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.09   Knowledge

Where the phrases "to the knowledge of Offeror" or "to Offeror's knowledge" or "to the knowledge of Corporation" or "to Corporation's knowledge" are used in respect of Offeror, Corporation or the Corporation Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of Offeror, the collective actual knowledge of those officers of Offeror set forth in the Offeror Disclosure Letter; and (B) in the case of Corporation and the Corporation Subsidiaries, the collective actual knowledge of those officers of Corporation and the Corporation Subsidiaries set forth in the Corporation Disclosure Letter.

1.10   **Meaning of Certain Phrase**

In this Agreement the phrase "in the ordinary and regular course of business" shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.

1.11   **Schedules**

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Form of Lock-Up Agreement
C	Corporation Properties
D	Offeror Properties

ARTICLE 2
THE ARRANGEMENT

2.01   **The Arrangement**

At the Effective Time, pursuant to the terms hereof and the Plan of Arrangement, Corporation and Offeror will effect a combination of their respective businesses by way of Arrangement under the BCBCA pursuant to which:

(a)   each Corporation Shareholder (other than a Corporation Shareholder who has validly exercised its Dissent Rights and who is entitled to be paid fair value therefor by Offeror or any of its Subsidiaries) shall be entitled to receive, in exchange therefor and subject to the Plan of Arrangement, consideration consisting of, for each Corporation Common Share held 0.625 of an Offeror Common Share (the "**Consideration**");

(b)   in accordance with the Corporation Option Plan, including section 3.15 thereof, each holder of a Corporation Option outstanding immediately prior to the Effective Time shall be entitled to receive (and shall accept), upon the exercise of such holder's Corporation Options, for the same aggregate consideration therefor and in lieu of any Corporation Common Shares or other consideration, the number of Offeror Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately before the Effective Time, such holder had been the registered holder of the number of Corporation Common Shares to which such holder was theretofore entitled upon such exercise and each such Corporation Option shall continue to be governed by and be subject to the terms of the Corporation Option Plan and any applicable agreement thereunder;

(c)   each holder of a Corporation Warrant outstanding immediately prior to the Effective Time shall be entitled to receive:

A.   in the case of common share purchase warrants to purchase Corporation Common Shares, upon the exercise of such holder's Corporation Warrants, for the same aggregate consideration therefor and in lieu of any Corporation Common Shares or other consideration, the number of Offeror Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately before the Effective Time, such holder had been the registered holder of the number of Corporation Common Shares to which such holder was theretofore entitled upon such exercise and each such Corporation Warrant shall be governed by and be subject to the terms of the certificate representing such Corporation Warrant issued by the Offeror;and

B.   in the case of finder's fee warrants to purchase units of Corporation, each such unit consisting of one Corporation Common Share and one-half of one common share purchase warrant to purchase Corporation Common Shares, upon the exercise of such holder's Corporation Warrants, for the same aggregate consideration therefor and in lieu of any Corporation Common Shares, units or common share purchase warrants of Corporation or other consideration, the number of Offeror Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately before the Effective Time, such holder had been the registered holder of the number of Corporation Common Shares to which such holder was theretofore entitled upon such exercise and one-half of one common share purchase warrant to purchase Offeror Common Shares for each such Offeror Common Share and each such Corporation Warrant shall be governed by and be subject to the terms of the certificate to be issued by Offeror representing such Corporation Warrants; and

(d)   Corporation shall amalgamate with Acquireco and Corporation shall be the surviving corporation;

all as set forth in, and subject to the terms of, the Plan of Arrangement.

2.02   Court Proceedings

Corporation shall apply to the Court pursuant to the BCBCA for the Interim Order and Final Order as follows:

(a)   As soon as is reasonably practicable after the date of execution of this Agreement, Corporation shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall request that the Interim Order shall provide:

(i)   for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Corporation Meeting and for the manner in which such notice is to be provided, such notice to include, inter alia, that such Persons have a right to appear at the hearing before the Court at which the fairness of the Arrangement is to be adjudged;

(ii)   that the requisite approval for the Corporation Resolution shall be 66⅔% of the votes cast on the Corporation Resolution by the holders of Corporation Common Shares, present in person or by proxy at the Corporation Meeting (the "**Corporation Shareholder Approval**");

(iii)   that in all other respects, the terms, conditions and restrictions of the Corporation constating documents, including quorum requirements and other matters, shall apply in respect of the Corporation Meeting;

(iv)   that the Offeror intends to rely upon the Section 3(a)(10) Exemption in connection with the issuance of the Offeror Common Shares, Offeror Options and Offeror Warrants to be issued in exchange for Corporation Common Shares, Corporation Options and Corporation Warrants as contemplated by the Arrangement, subject to and conditioned upon the Court's determination following a hearing that the Arrangement is fair and reasonable to Corporation Securityholders;

(v)   for the grant of Dissent Rights to the registered holders of Corporation Common Shares;

(vi)   for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)   that the Corporation Meeting may be adjourned from time to time by management of Corporation without the need for additional approval of the Court; and

(viii)   that the record date for Corporation Shareholders entitled to notice of an to vote at the Corporation Meeting will not change in respect of any adjournment(s) of the Corporation Meeting;

(b)   subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, Corporation shall take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Corporation and Offeror, each acting reasonably.

2.03   Effecting the Arrangement

Subject to the rights of termination contained in Article 7 hereof, upon the Corporation Shareholders providing the Corporation Shareholder Approval in accordance with the Interim Order, Corporation obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, to the extent required under the BCBCA, Corporation shall file with the Registrar the Final Order and such other documents as may be required in order to effect the Arrangement.

2.04   **Board of Directors**

The board of directors of Offeror on the Effective Date shall consist of the following: Brian J. Kennedy, Christopher R. Lattanzi, Dale C. Peniuk, James E. Kofman, Peter C. Dougherty and Peter Mordaunt**.**

2.05   **Consultation**

Offeror and Corporation will consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of Offeror and Corporation shall use its commercially reasonably best efforts to enable each of the other of them to review and comment on all such press release and filings prior to the release or filing, respectively, thereof.

2.06   **U.S. Tax Matters**

Offeror, Acquireco and the Corporation intend to adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulation section 1.368-2(g) and to treat Offeror's acquisition of the Corporation as a "reorganization" within the meaning of section 368(a)(1) of the U.S. Internal Revenue Code. To that end, it is acknowledged that the exchange of securities pursuant to the Section 2.01(a) of this Agreement (and Section 3.1(b) of the Plan of Arrangement) and the amalgamation of Acquireco and the Corporation, with the Corporation surviving, are interdependent steps in a single transaction, to which the parties hereto are legally committed as provided herein, and which may be fairly characterized as a statutory merger or consolidation within the meaning of section 368(a)(1)(A) of the U.S. Internal Revenue Code and section 368(a)(2)(E) of the U.S. Internal Revenue Code. Provided that the transactions described in the Plan of Arrangement and in this Agreement are implemented as contemplated, each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code for all United States federal income tax purposes, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of Section 1313 of the U.S. Internal Revenue Code that such treatment is not correct. Each party hereto agrees to act in a manner that is consistent with the parties' intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code for all United States federal income tax purposes. However, Offeror makes no representation or warranty to the Corporation, any Corporation shareholder, or any holder of Corporation securities (including without limitation any holder of Corporation Options or Corporation Warrants) regarding the U.S. federal income tax consequences of the transactions contemplated by this Agreement to the Corporation, any Corporation Shareholder, or any holder of Corporation securities.

2.07   **U.S. Securities Law Matters**

(a)   Section 3(a)(10) Exemption. The parties agree that the Arrangement will be carried out with the intention that all Offeror Common Shares, Offeror Options and Offeror Warrants issued on completion of the Arrangement to the Corporation Securityholders will be issued by Offeror in reliance on the exemption from the registration requirements of the 1933 Act provided by the Section 3(a)(10) Exemption. In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(i) the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(ii) the Court will be required to satisfy itself as to the fairness of the Arrangement to the Corporation Securityholders subject to the Arrangement;

(iii) Corporation will ensure that each Corporation Securityholder entitled to receive Offeror Securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(iv) the Corporation Securityholders will be advised that the Offeror Common Shares, Offeror Options and Offeror Warrants issued in the Arrangement have not been registered under the U.S. Securities Act and will be issued by Offeror in reliance on the Section 3(a)(10) Exemption and may be subject to restrictions on resale under the securities laws of the United States;

(v) the Interim Order approving the Corporation Meeting will specify that each Corporation Securityholder will have the right to appear before the Court at the hearing so long as they enter an appearance within a reasonable time; and the Final Order shall include a statement to the following effect:

> "This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the *United States Securities Act of 1933, as amended*, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Argonaut Gold Inc., pursuant to the Plan of Arrangement."

(b) <u>Section 12g Succession</u>. The parties acknowledge that Corporation is a reporting issuer under Section 12(g) of the 1934 Act and upon completion of the Arrangement, Offeror will be deemed a successor to the Corporation's registration pursuant to Rule 12g-3(a) under the 1934 Act. Successor shall file a Form 8-K or submit a Form 6-K with the SEC in connection with the succession to the registration obligation of Corporation. The parties acknowledge that Offeror may file a Form 15F with the SEC pursuant to Rule 12h-6 to terminate the reporting obligations under the 1934, if eligible.

2.08   **Closing**

The closing of the Arrangement will take place at the offices of Bull, Housser & Tupper LLP, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia at 8:00 a.m. (Toronto time) on the Effective Date.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.01   **Representations and Warranties of Corporation**

Corporation hereby represents and warrants to Offeror and hereby acknowledges that Offeror is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)   Organization. Corporation and each Corporation Subsidiary has been incorporated, are validly subsisting and have full corporate or legal power and authority to own their respective properties and assets and to conduct their respective businesses as currently owned and conducted. Corporation and each Corporation Subsidiary are registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Corporation. All of the outstanding shares of the Corporation Subsidiaries are validly issued, fully paid and non-assessable. All of the outstanding shares of the Corporation Subsidiaries are owned, directly, by Corporation. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the Corporation Subsidiaries and except as disclosed by Corporation in the Corporation Disclosure Letter, the outstanding shares of the Corporation Subsidiaries are owned by Corporation free and clear of all Encumbrances and Corporation is not liable to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in the Corporation Subsidiary from Corporation.

(b)   Capitalization. Corporation is authorized to issue an unlimited number of Corporation Common Shares. As at October 12, 2010, there were: (i) 48,068,812 Corporation Common Shares outstanding; (ii) Corporation Options to acquire an aggregate of 3,477,500 Corporation Common Shares outstanding; (iii) 1,998,260 Corporation Common Shares reserved for issuance under the outstanding Corporation Warrants; and (iv) 600,000 Corporation Common Shares reserved for issuance under the outstanding Corporation RSUs. The Corporation Options and the outstanding Corporation Warrants and Corporation RSUs are described in the Corporation Disclosure Letter. Except as disclosed in the Corporation Disclosure Letter and pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Corporation or a Corporation Subsidiary to issue or sell any shares of Corporation, a Corporation Subsidiary or any securities or obligations of any kind convertible into or exchangeable for any shares of Corporation or a Corporation Subsidiary. All outstanding Corporation Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Corporation or the Corporation Subsidiaries having the right to vote with the Corporation Shareholders on any matter. There are no outstanding contractual obligations of Corporation or the Corporation Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Corporation Common Shares or with respect to the voting or disposition of any outstanding Corporation Common Shares.

(c)   Authority. Corporation has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Corporation as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Corporation and the completion by Corporation of the transactions contemplated by this Agreement have been authorized by the directors of Corporation and, subject to obtaining the Corporation Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, and providing to the Registrar any records, information or other documents required in connection with the Arrangement, no other corporate proceedings on the part of Corporation are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Corporation of the Proxy Circular. This Agreement has been executed and delivered by Corporation and constitutes a legal, valid and binding obligation of Corporation, enforceable against Corporation in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as disclosed by Corporation in the Corporation Disclosure Letter, the execution and delivery by Corporation of this Agreement and the performance by Corporation of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)   result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

A.   the articles or by-laws (or their equivalent) of Corporation or the Corporation Subsidiaries;

B.   any Law, or

C.   any contract, agreement, licence or permit to which Corporation or a Corporation Subsidiary is bound or is subject to or of which Corporation or a Corporation Subsidiary is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Corporation, and

(ii)   give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Corporation or the Corporation Subsidiary to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Corporation;

(iii)   result in the imposition of any Encumbrance upon any of the property or assets of Corporation or the Corporation Subsidiary or restrict, hinder, impair or limit the ability of Corporation or the Corporation Subsidiary to conduct the business of Corporation or the Corporation Subsidiary as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Corporation; or

(iv)   except as disclosed by Corporation in the Corporation Disclosure Letter, result in any material payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director or officer of Corporation or a Corporation Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Corporation or a Corporation Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Corporation or a Corporation Subsidiary in connection with the execution and delivery of this Agreement or the consummation by Corporation of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) any other consents, waivers, permits, orders or approvals referred to in the Corporation Disclosure Letter; and (v) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Corporation.

(d)   Directors' Approvals. The board of directors of Corporation has received an oral opinion from Canaccord Genuity Corp., the financial advisor to the board of directors of Corporation, that the consideration payable to the Corporation Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Corporation Shareholders and the directors of Corporation eligible, under the BCBCA to vote on the Arrangement have unanimously:

(i)   determined that the consideration payable to the Corporation Shareholders pursuant to the Arrangement is fair to the Corporation Shareholders and the Arrangement is in the best interests of Corporation;

(ii)   recommended that the Corporation Shareholders vote in favour of the Corporation Resolution; and

(iii)   authorized the entering into of this Agreement, and the performance of its provisions, by Corporation.

(e)   Corporation Subsidiaries. The only Subsidiaries of Corporation are the Corporation Subsidiaries and there are no other corporations or unincorporated entities in which Corporation owns a direct or indirect voting or equity interest.

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(f)   No Defaults. Neither Corporation, nor any Corporation Subsidiary is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Corporation or a Corporation Subsidiary under any contract, agreement or licence that is material to the conduct of the business of Corporation or a Corporation Subsidiary to which any of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Corporation.

(g)   Absence of Changes. Since June 30, 2010, except as disclosed by Corporation in the Corporation Disclosure Letter:

(i)   Each of Corporation and the Corporation Subsidiaries have conducted their business only in the ordinary and regular course of business consistent with past practice;

(ii)   neither of Corporation nor any Corporation Subsidiary has incurred or suffered a Material Adverse Change;

(iii)   there has not been any acquisition or sale by Corporation or a Corporation Subsidiary of any material property or assets;

(iv)   other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Corporation or any Corporation Subsidiary of any debt for borrowed money, any creation or assumption by Corporation or any Corporation Subsidiary of any Encumbrance or any making by Corporation or any Corporation Subsidiary of any loan, advance or capital contribution to or investment in any other person;

(v)   Corporation has not declared or paid any dividends or made any other distribution on any of the Corporation Common Shares;

(vi)   Corporation has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Corporation Common Shares;

(vii)   other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Corporation or any Corporation Subsidiary to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Corporation Options pursuant to the Corporation Option Plan) made to, for or with any of such directors or officers;

(viii)   Corporation has not effected any material change in its accounting methods, principles or practices; and

(ix) Corporation has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h) <u>Employment Agreements</u>. Other than as disclosed by Corporation in the Corporation Disclosure Letter:

(i) neither Corporation nor any Corporation Subsidiary is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Corporation or any Corporation Subsidiary that cannot be terminated without payment of a maximum of 12 times such individual's monthly salary;

(ii) neither Corporation nor any Corporation Subsidiary has any employee or consultant whose employment or contract with Corporation or the Corporation Subsidiary cannot be terminated without payment upon a maximum of 12 months' notice; and

(iii) neither Corporation nor any Corporation Subsidiary: (a) is a party to any collective bargaining agreement; (b) is, to the knowledge of Corporation, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current or, to the knowledge of Corporation, pending or threatened strike or lockout.

(i) <u>Financial Matters</u>. The audited consolidated balance sheets, audited consolidated statements of operations and deficit and audited consolidated statements of cash flows of Corporation for the financial years ended September 30, 2009, 2008 and 2007 and the nine month period ended June 30, 2010 (the "**Corporation Financial Statements**") were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Corporation at the respective dates indicated and the results of operations of Corporation for the periods covered on a consolidated basis. Except as disclosed by Corporation in the Corporation Disclosure Letter, neither Corporation nor any Corporation Subsidiary has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Corporation for the nine month period ended June 30, 2010, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Corporation.

(j) <u>Books and Records</u>. The corporate records and minute books of Corporation and the Corporation Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Corporation and the Corporation Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Corporation and the Corporation Subsidiaries; and (iii) accurately and fairly reflect the basis for the Corporation Financial Statements.

(k)   Litigation. Except as disclosed by Corporation in the Corporation Disclosure Letter there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Corporation, threatened against or relating to Corporation or any Corporation Subsidiary or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Corporation. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Corporation, threatened against or relating to Corporation or any Corporation Subsidiary before any Governmental Entity. Neither of Corporation nor any Corporation Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Corporation or a Corporation Subsidiary as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Corporation.

(l)   Corporation Properties.

   (i)   No Person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Corporation Properties;

   (ii)   Corporation or a Corporation Subsidiary has all necessary corporate power to own the Corporation Properties and is in compliance with all applicable Laws, permits, consents and qualifications to which the Corporation Properties are subject;

   (iii)   except as disclosed by Corporation in the Corporation Disclosure Letter, applying customary standards in the mining industry, Corporation and/or the Corporation Subsidiaries have sufficient title, free and clear of any title defect or Encumbrance, to the Corporation Properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest) except for such defects in title or Encumbrance that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect of Corporation;

   (iv)   All taxes, local improvements, assessment rates, utilities and any and all other payments to or assessments of any Governmental Entity having jurisdiction in respect of the Corporation Properties have been made by Corporation in respect of the Corporation Properties;

   (v)   Except as disclosed by Corporation in the Corporation Disclosure Letter, neither the Corporation Properties nor any minerals or product derived from the Corporation Properties are subject to or bound by any royalty or royalty interest, whether registered or unregistered, and Corporation has not granted any royalty interest in or affecting the foregoing;

(vi)   There is no action, suit, order, work order, petition, prosecution or other similar proceeding of which process initiating the same has been served on Corporation or threatened against Corporation and affecting any of the Corporation Properties at law or in equity or before or by any Governmental Entity;

(vii)   Corporation has not received notice of any breach of any applicable Law in respect of its conduct on or under the Corporation Properties which could have a Material Adverse Effect on the Corporation Properties or the right, title and/or interest of Corporation therein and thereto;

(m)   Mineral Reserves and Resources. The most recent estimated proven and probable mineral reserves and the estimated, measured, indicated and inferred mineral resources of Corporation disclosed in the Corporation Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Corporation and the Corporation Subsidiary, from the amounts disclosed publicly by Corporation.

(n)   Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Corporation:

(i)   all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Corporation and a Corporation Subsidiary have been properly and timely paid;

(ii)   all (A) mines and mining-related activities where Corporation or any Corporation Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) mines located in or on the lands of Corporation or any Corporation Subsidiary or lands pooled or unitized therewith, which have been abandoned by Corporation or a Corporation Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.

(o)   Insurance. Corporation maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(p)   Environmental.

(i)   Each of Corporation and the Corporation Subsidiary has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Corporation.

(ii)   The Corporation Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Corporation. Neither Corporation or any Corporation Subsidiary has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Corporation Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Corporation. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Corporation Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Corporation. To the knowledge of Corporation, there are no Hazardous Substances at, in, on, under or migrating from any Corporation Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Corporation.

(iii)   Neither of Corporation or any Corporation Subsidiary has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Corporation, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Corporation or the Corporation Subsidiary. To the knowledge of Corporation, no site or facility now or previously owned, operated or leased by Corporation or the Corporation Subsidiary is listed or, to the knowledge of Corporation, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)   Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Corporation, neither Corporation nor any Corporation Subsidiary has caused or permitted the Release of any Hazardous Substances on or to any of the Corporation Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Corporation; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the Corporation Properties or the assets of Corporation or any Corporation Subsidiary.

(v)   Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Corporation and except as disclosed by Corporation in the Corporation Disclosure Letter, neither Corporation nor any Corporation Subsidiary has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(q)   <u>Tax Matters</u>.

(i)   Each of Corporation and the Corporation Subsidiaries have duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon. Corporation has furnished or made available to Offeror complete and accurate copies of all Tax Returns, and any amendments thereto, filed by Corporation or any Corporation Subsidiary for the preceding three taxable years.

(ii)   Each of Corporation and the Corporation Subsidiaries have (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)   The charges, accruals and reserves for Taxes reflected on the Corporation Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Corporation, adequate under Canadian GAAP to cover Taxes with respect to Corporation and the Corporation Subsidiary accruing through the date hereof.

(iv)   There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Corporation, threatened against either Corporation or any Corporation Subsidiary that propose to assess Taxes in addition to those reported in the Tax Returns.

(v)   No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Corporation or any Corporation Subsidiary.

(vi)   Neither Corporation nor any of the Corporation Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes and neither Corporation nor any of the Corporation Subsidiaries (i) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated income Tax Return or (ii) has any liability (including as a result of any agreement or obligation to reimburse or indemnify) for the Taxes of any other person under any similar provision of state, local or foreign Tax Law, as a transferee or successor, by contract or otherwise.

(vii)   Neither Corporation nor any of the Corporation Subsidiaries has requested, or entered into any agreement or other arrangement or executed any waiver providing for, any extension of time within which:

   A.   to file any elections, designations or similar filings relating to any Taxes for which Corporation or any of the Corporation Subsidiaries is or may be liable;

   B.   Corporation or any of the Corporation Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or

   C.   any Governmental Entity may assess or collect any Taxes for which Corporation or any of the Corporation Subsidiaries is or may be liable;

(viii)   Corporation and each of the Corporation Subsidiaries have duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including any employees, independent contractors, creditors, and any non-resident Person, the amount of all Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Entity.

(ix)   Corporation has furnished or made available to Offeror a complete and accurate computation of the adjusted cost base of all issued and outstanding shares in the capital stock of any Corporation Subsidiary owned by Corporation and computed in accordance with the provisions of the Tax Act.

(x)   No transaction or arrangement between Corporation and any person with whom Corporation was not dealing at arm's length, within the meaning of the Tax Act, involving the acquisition, delivery, disposition or provision of property or services or the right to use property or services, has taken place for consideration that is other than the fair market value of such property, services or right to use property or services and each such transaction or arrangement was made on arm's length terms and conditions.

(xi)   There are no circumstances existing and no transactions or series of transactions or events has occurred which has resulted or which could result in the application of sections 78-80.04, 160 or 247 of the Tax Act or any equivalent provincial Tax Law to Corporation or any Corporation Subsidiary.

(r)   <u>Pension and Employee Benefits</u>. Corporation and the Corporation Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Corporation and the Corporation Subsidiary including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Corporation or the Corporation Subsidiary as the case may be   other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Corporation.

(s)   <u>Reporting Status</u>. (i) Corporation is a reporting issuer or its equivalent in each of the Provinces of British Columbia, Alberta and Ontario. The Corporation Common Shares are listed on the TSX; (ii) as of the date hereof, Corporation is a "foreign private issuer" as defined in Rule 405 under the 1933 Act; and (iii) Corporation is current in its reporting under the 1934 Act and has timely filed all documents or reports required to have been filed during the preceding 12 months from the date hereof. There are no unresolved or outstanding comment letters or inquiries from or reviews or investigations by the SEC relating to the Corporation.

(t)   <u>Reports</u>. Since January 1, 2010, Corporation has filed with all applicable Securities Authorities, the TSX and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the "**Corporation Documents**"). The Corporation Documents, at the time filed or, if amended, as of the date of such amendment (i) did not contain any misrepresentation (as defined by the Securities Act) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Corporation except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Corporation. Corporation has not filed any confidential material change or other report or other document with any Securities Authority or the TSX or other self-regulatory authority which at the date hereof remains confidential. The Corporation Subsidiaries are not required to file any reports or other documents with any of the Securities Authorities or the TSX.

(u)   <u>Compliance with Laws</u>. Corporation and the Corporation Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Corporation.

(v)   <u>No Cease Trade</u>. Corporation is not subject to any cease trade or other order of the TSX or any Securities Authority and, to the knowledge of Corporation, no investigation or other proceedings involving Corporation that may operate to prevent or restrict trading of any securities of Corporation are currently in progress or pending before the TSX or any Securities Authority.

(w)   <u>No Option on Assets</u>. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Corporation or a Corporation Subsidiary of any of the material assets of Corporation or a Corporation Subsidiary other than as described or contemplated herein.

(x)   <u>Certain Contracts</u>. Neither Corporation nor the Corporation Subsidiary is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of their business is conducted, (ii) limit any business practice of Corporation or a Corporation Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Corporation or a Corporation Subsidiary in any material respect.

(y)   <u>Investment Company Status</u>. Corporation is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(z)   <u>No Broker's Commission</u>. Corporation has not entered into any agreement that would entitle any person to any valid claim against Corporation for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed by Corporation in the Corporation Disclosure Letter.

(aa)   <u>Vote Required</u>. The only votes of the holders of any class or series of the Corporation Common Shares, Corporation Options or other securities of Corporation necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the Interim Order, the Corporation Shareholder Approval.

3.02   Representations and Warranties of Offeror

Offeror hereby represents and warrants to Corporation, and hereby acknowledges that Corporation is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)   <u>Organization</u>. Offeror has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Offeror is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Offeror.

(b)   <u>Capitalization</u>. Offeror is authorized to issue an unlimited number of Offeror Common Shares. As at October 18, 2010, there were: (i) 56,273,626 Offeror Common Shares outstanding; (ii) an aggregate of 344,715 Offeror Common Shares set aside for issue under the Offeror Restricted Share Rights; (iii) Offeror Options to acquire an aggregate of 345,666 Offeror Common Shares outstanding; and (iv) an aggregate of 25,749,998 Offeror Common Shares set aside for issue under the Offeror Warrants. All outstanding Offeror Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

(c)   <u>Authority</u>. Offeror has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Offeror as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Offeror and the completion by Offeror of the transactions contemplated by this Agreement have been authorized by the directors of Offeror and no other corporate proceedings on the part of Offeror are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Offeror and constitutes a legal, valid and binding obligation of Offeror, enforceable against Offeror in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by Offeror of this Agreement and the performance of its obligations hereunder and the completion of the transactions contemplated hereby do not and will not result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(i)   the articles or by-laws (or their equivalent) of Offeror,

(ii)   any Law, or

(iii)   any contract, agreement, licence or permit to which Offeror is bound or is subject to or of which Offeror is the beneficiary;

which would, individually or in the aggregate, have a Material Adverse Effect on Offeror;

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Offeror in connection with the execution and delivery of this Agreement or the consummation by Offeror of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings with and approvals required under the BCBCA and filings and approvals by Securities Authorities having jurisdiction and stock exchanges; (iv) compliance with and approvals required by the Competition Act; (vi) any other consents, waivers, permits, orders or approvals described in the Offeror Disclosure Letter; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Offeror.

(d)   <u>Directors' Approvals</u>. The directors of Offeror authorized the entering into of this Agreement, and the performance of its provisions, by Offeror.

(e)   Offeror Subsidiaries. The only Subsidiaries of Offeror are the Offeror Subsidiaries and there are no other corporations or unincorporated entities in which Offeror owns a direct or indirect voting or equity interest.

(f)   No Defaults. Neither Offeror, nor any Offeror Subsidiary is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Offeror or an Offeror Subsidiary under any contract, agreement or licence that is material to the conduct of the business of Offeror or an Offeror Subsidiary to which any of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Offeror.

(g)   Absence of Changes. Since June 30, 2010, except as disclosed by Offeror:

        (i)   Offeror has not incurred or suffered a Material Adverse Change;

        (ii)   Offeror has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Offeror Common Shares; and

        (iii)   Offeror has not effected any material change in its accounting methods, principles or practices.

(h)   Title to Properties. Except as disclosed by Offeror, applying customary standards in the mining industry, Offeror and each of its Subsidiaries has sufficient title, free and clear of any title defect or Encumbrance, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest) except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Offeror.

(i)   Financial Matters. The audited consolidated balance sheets, audited consolidated statements of earnings, audited consolidated statements of shareholders equity and audited consolidated statements of cash flows of Offeror for the financial year ended December 30, 2009 and the six month period ended June 30, 2010 (the "**Offeror Financial Statements**") were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Offeror at the respective dates indicated and the results of operations of Offeror for the periods covered on a consolidated basis.

(j)   Books and Records. The corporate records and minute books of Offeror and the Offeror Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Offeror and the Offeror Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Offeror and the Offeror Subsidiaries; and (iii) accurately and fairly reflect the basis for the Offeror Financial Statements.

(k)   Litigation. Except as disclosed by Corporation in the Corporation Disclosure Letter there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Corporation, threatened against or relating to Corporation or any Corporation Subsidiary or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Corporation. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Corporation, threatened against or relating to Corporation or any Corporation Subsidiary before any Governmental Entity. Neither of Corporation nor any Corporation Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Corporation or a Corporation Subsidiary as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Corporation.

(l)   Mineral Reserves and Resources. The most recent estimated, proven and probable mineral reserves and the estimated measured, indicated and inferred mineral resources of Offeror disclosed in the Offeror Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Offeror on a consolidated basis from the amounts disclosed publicly by Offeror.

(m)   Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Offeror:

    (i)   all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Offeror and any Offeror Subsidiary have been properly and timely paid;

    (ii)   all (A) mines and mining-related activities where Offeror or any Offeror Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) mines located in or on the lands of Offeror or any Offeror Subsidiary or lands pooled or unitized therewith, which have been abandoned by Offeror or any Offeror Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.

(n)   Insurance. Offeror maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(o)   Environmental.

(i)   Each of Offeror and the Offeror Subsidiaries has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Offeror.

(ii)   The Offeror Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Offeror. Neither Offeror or any Offeror Subsidiary has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Offeror Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Offeror. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Offeror Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Offeror. To the knowledge of Offeror, there are no Hazardous Substances at, in, on, under or migrating from any Offeror Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Offeror.

(iii)   Neither Offeror or any Offeror Subsidiary has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Corporation, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Offeror or any Offeror Subsidiary. To the knowledge of Offeror, no site or facility now or previously owned, operated or leased by Offeror or any Offeror Subsidiary is listed or, to the knowledge of Offeror, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)   Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Offeror, neither Offeror nor any Offeror Subsidiary has caused or permitted the Release of any Hazardous Substances on or to any of the Offeror Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Offeror; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the Offeror Properties or the assets of Offeror or any Offeror Subsidiary.

(v) Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Offeror and except as disclosed by Offeror in the Offeror Disclosure Letter, neither Offeror nor any Offeror Subsidiary has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(p) Tax Matters.

(i) Each of Offeror and the Offeror Subsidiaries have duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon. Offeror has furnished or made available to Corporation complete and accurate copies of all Tax Returns, and any amendments thereto, filed by Offeror or any Offeror Subsidiary for the preceding three taxable years.

(ii) Each of Offeror and the Offeror Subsidiaries have (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii) The charges, accruals and reserves for Taxes reflected on the Offeror Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Offeror, adequate under Canadian GAAP to cover Taxes with respect to Offeror and the Offeror Subsidiaries accruing through the date hereof.

(iv) There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Offeror, threatened against either Offeror or any Offeror Subsidiary that propose to assess Taxes in addition to those reported in the Tax Returns.

(v) No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Offeror or any Offeror Subsidiary.

(q) Reporting Status. Offeror is a reporting issuer or its equivalent in each of the provinces of British Columbia, Alberta and Ontario. Offeror is not required to file reports under the 1934 Act. The Offeror Common Shares are listed on the TSX.

(r)   <u>Reports</u>. Since December 30, 2009, Offeror has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the "**Offeror Documents**"). The Offeror Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined or interpreted by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Offeror, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Offeror. Offeror has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(s)   <u>Compliance with Laws</u>. Offeror and the Offeror Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Offeror.

(t)   <u>No Cease Trade</u>. Offeror is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Offeror, no investigation or other proceedings involving Offeror which may operate to prevent or restrict trading of any securities of Offeror are currently in progress or pending before any applicable stock exchange or Securities Authority.

(u)   <u>No Option on Assets</u>. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Offeror or any Offeror Subsidiary of any of the material assets of Offeror or any Offeror Subsidiary other than as described or contemplated herein.

(v)   <u>Certain Contracts</u>. Neither Offeror nor any Offeror Subsidiary is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of their business is conducted, (ii) limit any business practice of Offeror or any Offeror Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Offeror or any Offeror Subsidiary in any material respect.

(w)   <u>Foreign Private Issuer</u>. As of the date hereof, Offeror is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

(x)   <u>Investment Company Status</u>. Offeror is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(y)   Shares. The Offeror Common Shares to be issued pursuant to the Arrangement (including any Offeror Common Shares issued in connection with the exercise of Corporation Options or Corporation Warrants) will, upon issue, be issued as fully paid and non-assessable shares in the capital of the Offeror.

(z)   Canadian Status. Offeror is a Canadian within the meaning of the *Investment Canada Act* (Canada).

(aa)   Vote Required. The only votes of the holders of any class or series of the Offeror Common Shares or other securities of Offeror necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is the Offeror Shareholder Approval.

3.03   Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms. Any investigation by Offeror or Corporation and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 4
COVENANTS

4.01   Covenants of Corporation

Subject to Sections 6.01 and 6.02, Corporation hereby covenants and agrees with Offeror as follows:

(a)   Interim Order. As soon as practicable, Corporation shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Offeror, acting reasonably, and in such a manner as to preserve for the Offeror the availability of the Section 3(a)(10) Exemption.

(b)   Corporation Meeting. In a timely and expeditious manner, Corporation shall:

(i)   forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Corporation;

(ii)   prepare, with the assistance of Offeror, and file the Proxy Circular (which shall be in a form satisfactory to Offeror, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Proxy Circular is required to be filed and mail the Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other then with respect to any information relating to and provided by Offeror;

(iii) subject to the terms of this Agreement, Corporation shall: (i) take all commercially reasonable lawful action to solicit in favour of the Corporation Resolution and the Corporation Shareholder Approval including, without limitation, retaining a proxy solicitation agent to solicit proxies in favour of the Corporation Resolution; (ii) recommend to all holders of Corporation Common Shares and Corporation Options that they vote in favour of the Corporation Resolution; (iii) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Offeror such recommendation (a "**Change in Corporation Recommendation**") except as expressly permitted by sections 6.01 and 6.02 hereof;

(iv) use its commercially reasonable efforts to convene the Corporation Meeting by December 15, 2010, but in any event hold the Corporation Meeting no later than December 23, 2010, in the manner provided in the Interim Order;

(v) provide notice to Offeror of the Corporation Meeting and all steps in the application before the Court and allow representatives of Offeror to attend the Corporation Meeting;

(vi) conduct the Corporation Meeting in accordance with the Interim Order, the BCBCA, the articles of Corporation and applicable Laws; and

(vii) take all such actions as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(c) Status of Voting. Corporation will use its reasonable best efforts to advise Offeror, at least on a daily basis on each of the ten (10) Business Days prior to the date of the Corporation Meeting, as to the aggregate tally of the proxies received by Corporation in respect of the Corporation Resolution.

(d) Adjournment. Corporation shall not adjourn, postpone or cancel the Corporation Meeting (or propose to do so), except (i) if quorum is not present at the Corporation Meeting; (ii) if required by applicable Laws; (iii) if required by the Corporation Shareholders; or (iv) if otherwise agreed with Offeror.

(e) Dissent Rights. Corporation shall provide Offeror with a copy of any purported exercise of the Dissent Rights and written communications with any Corporation Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Offeror.

(f) Amendments. In a timely and expeditious manner, Corporation shall prepare, (in consultation with Offeror), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Offeror, acting reasonably) with respect to the Corporation Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(g)   Shareholder Lists. Corporation will use its reasonable best efforts to prepare or cause to be prepared and provide to Offeror lists of holders of all classes and series of securities of Corporation, including lists of the Corporation Shareholders, the holders of Corporation Options, the holders of Corporation Warrants and the holders of Corporation RSUs, as well as security position listing from each depositary of its securities, including The Canadian Depositary for Securities Limited and The Depositary Trust Company, within five (5) Business Days after the date hereof and will obtain and deliver to Offeror thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(h)   Final Order. Subject to the approval of the Corporation Resolution in accordance with the provisions of the Interim Order, Corporation shall forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in form and substance satisfactory to the parties hereto, acting reasonably.

(i)   Compliance with Orders. Corporation shall forthwith carry out the terms of the Interim Order and the Final Order.

(j)   Copy of Documents. Except for proxies and other non-substantive communications, Corporation shall furnish promptly to Offeror a copy of each notice, report, schedule or other document or communication delivered, filed or received by Corporation in connection with this Agreement, the Arrangement, the Interim Order, the Final Order, the Corporation Meeting or any other meeting at which all Corporation Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(k)   Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement and except as set forth below, Corporation shall, and shall cause the Corporation Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice provided, however, that:

(i)   Corporation shall and shall cause the Corporation Subsidiaries to consult with Offeror with respect to any material decisions regarding its business and operations or concerning any of its projects, other than decisions in the normal course of business consistent with past practice, and no material decisions, other than decisions made in the normal course of business, consistent with past practice, shall be made without first having obtained the prior written authorization of Offeror;

(ii)   Corporation shall and shall cause the Corporation Subsidiaries to continue with its current drill program and operations and provide detailed information on the plans, operations and results of such program to Offeror;

(iii)   Corporation shall and shall cause the Corporation Subsidiaries to continue current social and permit programs subject to planning, review and reporting in relation to such social and permit programs with Offeror;

(iv)   Corporation shall and shall cause the Corporation Subsidiaries to permit Offeror to provide guidance to contractors retained by Corporation or a Corporation Subsidiary.

(l)   Certain Actions Prohibited. Other than as disclosed by Corporation in the Corporation Disclosure Letter, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Corporation shall not, without the prior written consent of Offeror, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)   issue, sell, or agree to issue, sell, any Corporation Common Shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any Corporation Common Shares, create any Encumbrance on the shares of the Corporation Subsidiary, or permit any Corporation Subsidiary to issue, sell, or agree to issue, sell, pledge, lease, dispose of, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of a Corporation Subsidiary; other than the issue of Corporation Common Shares pursuant to the exercise of the Corporation Options and Corporation Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)   other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit the Corporation Subsidiary to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)   amend or propose to amend the articles or by-laws of Corporation or any Corporation Subsidiary or any of the terms of the Corporation Options or the outstanding Corporation Warrants as they exist at the date of this Agreement provided, however, that the directors of Corporation shall be entitled to, in accordance with the terms of the Corporation Option Plan, to amend the termination provisions of the outstanding Corporation Options to provide that they will not terminate on the 90th day following the date the holder of such Corporation Option ceases to be a director, employee or consultant of Corporation but, instead, shall expire on the earlier of the expiry date of such Corporation Option or the date that is 12 months from the Effective Date;

(iv)   split, combine or reclassify any of the shares of Corporation or the Corporation Subsidiary or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Corporation or a Corporation Subsidiary;

(v)   redeem, purchase or offer to purchase, or permit any Corporation Subsidiary to redeem, purchase or offer to purchase, any Corporation Common Shares and, other than pursuant to the Corporation Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)   reorganize, amalgamate or merge Corporation or any Corporation Subsidiary;

(vii)   acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any Corporation Subsidiary to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)   (A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Corporation delivered to Offeror and which are, individually or in the aggregate, in an amount in excess of $50,000 or which constitutes a claim between Corporation a Corporation Subsidiary; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $50,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)   incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any Corporation Subsidiary to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)   except as required by Canadian GAAP or any applicable Law, make any changes to the existing accounting practices of Corporation or make any material tax election inconsistent with past practice;

(xi)   approve any plan, program or budget for the Corporation or amend or revise any existing plan, program or budget for the Corporation including, but not limited to, the current budget, the social and permitting program or the drill program.

(xii)   incur or commit to incur any expenditure for an amount in excess of $100,000;

(xiii)   enter into, or cause any Corporation Subsidiary to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with transactions contemplated in this Agreement;

(xiv) make any Tax election, change any method of Tax accounting or settle or compromise any Tax liability of Corporation or any of the Corporation Subsidiaries, and, in any event, the Corporation shall consult with Offeror before filing or causing to be filed any Tax Return of Corporation or any of the Corporation Subsidiaries and before executing or causing to be executed any agreement or waiver extending the period for assessment or collection of any Taxes of the Corporation or the Corporation Subsidiaries; or

(xv) knowingly take any action or knowingly permit inaction that would have the effect of preventing the Offeror from obtaining a full tax cost "bump" pursuant to paragraph 88(1)(d) of the Tax Act, if applicable, in respect of the shares of any affiliates or subsidiaries and other non-depreciable capital property directly owned by Corporation on the date of this Agreement.

(m) Employment Arrangements. Except where the prior intention to do so has been disclosed by Corporation in the Corporation Disclosure Letter, Corporation shall not, without the prior written consent of Offeror, and shall cause the Corporation Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Corporation or a Corporation Subsidiary.

(n) Insurance. Corporation shall use its commercially reasonable efforts, and shall cause the Corporation Subsidiaries to use their commercially reasonable efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(o) Certain Actions. Corporation shall:

(i) not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Corporation in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Corporation, provided that Corporation may take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this

Agreement, in the event Corporation immediately notifies Offeror in writing of such circumstances;

(ii)   promptly notify Offeror of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Corporation, (B) any Governmental Entity or third person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated), (C) any breach by Corporation of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Corporation contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect; and

(iii)   not take any action that will preclude the transactions described in the Plan of Arrangement and in this Agreement from qualifying as a "reorganization" within the meaning of section 368(a)(1)(A) of the U.S. Internal Revenue Code and section 368(a)(2)(E) of the U.S. Internal Revenue Code

(p)   <u>No Compromise</u>. Corporation shall not, and shall cause the Corporation Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Corporation in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Offeror.

(q)   <u>Contractual Obligations</u>. Corporation shall not, and shall cause the Corporation Subsidiaries not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Corporation or any Corporation Subsidiary is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(r)   <u>Satisfaction of Conditions</u>. Corporation shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)   obtain the approval of Corporation Shareholders of the Arrangement in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)   obtain all other consents, approvals and authorizations as are required to be obtained by Corporation or the Corporation Subsidiary under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Corporation;

(iii)   effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iv)   oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)   fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Corporation; and

(vi)   cooperate with Offeror in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Corporation to pay or cause to be paid any monies to cause such performance to occur.

(s)   Cooperation. Corporation shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws, including any filings, reports, documents or applications as may be required to be filed by Offeror with the SEC. In addition, Corporation shall cooperate with and assist Offeror in communicating with Corporation Shareholders regarding support of the Plan of Arrangement and the entering into of Lock-up Agreements.

(t)   Representations. Corporation shall use its commercially reasonable efforts to conduct its affairs and to cause the Corporation Subsidiaries to conduct their affairs so that all of the representations and warranties of Corporation contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(u)   Access and Confirmatory Review. Corporation shall, and shall cause the Corporation Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Offeror reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records (including all technical and operational data including, without limitation, drilling results) as well as to the personnel of Corporation and the Corporation Subsidiary, and, during such period, Corporation shall, and shall cause the Corporation Subsidiaries to, furnish promptly to Offeror all information concerning the business, properties and personnel of Corporation and the Corporation Subsidiaries as Offeror may reasonably request. Subject to applicable Laws, Corporation shall continue to make available and cause to be made available to Offeror and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Offeror to effect a thorough examination of Corporation and the Corporation Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Corporation together with the consolidation therefor, and shall cooperate with Offeror in securing access for Offeror to any documents, agreements, corporate records or minute books not in the possession or under the control of Corporation.

(v)   Closing Documents. Corporation shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to Offeror, acting reasonably.

(w)   Lock-Up Agreements. Corporation shall use its commercially reasonable efforts to have Corporation Shareholders holding at least 25% of the Corporation Common Shares enter Lock-Up Agreements.

(x)   Warrants. Corporation shall use its commercially reasonable efforts to have holders of Corporation Warrants exercise their Corporation Warrants prior to the Effective Date.

4.02   Covenants of Offeror

Offeror hereby covenants and agrees with Corporation as follows:

(a)   Proceedings. In a timely and expeditious manner, Offeror shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Offeror Common Shares contemplated pursuant to 3.1 of the Plan of Arrangement) and the Final Order to be taken or done by Offeror.

(b)   Information for Proxy Circular. In a timely and expeditious manner, Offeror shall provide to Corporation all information as may be reasonably requested by Corporation or as required by the Interim Order or applicable Laws with respect to Offeror and its businesses and properties for inclusion in the Proxy Circular or in any amendment or supplement to the Proxy Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Offeror required to be disclosed in the Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto. Offeror shall fully cooperate with Corporation in the preparation of the Proxy Circular and shall provide such assistance as Corporation may reasonably request in connection therewith.

(c)   Amendments. In a timely and expeditious manner, Offeror shall provide Corporation with information as requested by Corporation in order to prepare any amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Offeror, acting reasonably) with respect to the Corporation Meeting in accordance with the Interim Order of the Court.

(d)   Certain Actions Prohibited. Except as disclosed in the Offeror Disclosure Letter, or other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Offeror shall not, without the prior written consent of Corporation, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)   split, combine or reclassify any of the shares of Offeror or, other than in accordance with past practices, declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Offeror;

(ii)   redeem, purchase or offer to purchase any Offeror Common Shares and, other than pursuant to the Offeror Share Option Plan, the Offeror Warrants, any options or obligations or rights under existing contracts, agreements and commitments;

(iii)   amend or propose to amend the articles or by-laws (or their equivalent) of Offeror as they exist at the date of this Agreement; or

(iv)   reorganize, amalgamate or merge Offeror with any other person.

(e)   <u>Certain Actions</u>. Offeror shall:

(i)   not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Offeror in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that would or could have a Material Adverse Effect on Offeror, provided that Offeror may take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, in the event they immediately notify Corporation in writing of such circumstances;

(ii)   promptly notify Corporation of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Offeror, (B) any material Governmental Entity or third person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated), (C) any breach by Offeror of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Offeror contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect; and

(iii)   not take any action that will preclude the transactions described in the Plan of Arrangement and in this Agreement from qualifying as a "reorganization" within the meaning of section 368(a)(1)(A) of the U.S. Internal Revenue Code and section 368(a)(2)(E) of the U.S. Internal Revenue Code.

(f)   Satisfaction of Conditions.   Subject to section 6.01 hereof, Offeror shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

   (i)   obtain all consents, approvals and authorizations as are required to be obtained by Offeror under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Offeror;

   (ii)   effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

   (iii)   oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

   (iv)   fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by it; and

   (v)   cooperate with Corporation in connection with the performance by Corporation of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Offeror to pay or cause to be paid any monies to cause such performance to occur.

(g)   Cooperation.   Offeror shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(h)   Representations.   Offeror shall use its commercially reasonable efforts to conduct its affairs and so that all of the representations and warranties of Offeror contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(i)   Offeror Shareholder Approval.   In a timely and expeditious manner, and subject to the requirements of the TSX, Offeror shall:

   (i)   take all commercially reasonable lawful action to solicit in favour of Offeror Shareholder Approval for the distribution of securities of Offeror to implement the Arrangement;

   (ii)   use its commercially reasonable efforts to convene the Offeror Meeting to seek the Offeror Shareholder Approval by the Completion Deadline; and

(iii)   provide notice to Corporation of the Offeror Meeting and allow representatives of Corporation to attend the Offeror Meeting.

(j)   Closing Documents.   Offeror shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by Corporation, all in form satisfactory to Corporation, acting reasonably.

(k)   Acquireco. Offeror shall incorporate a direct wholly-owned subsidiary ("**Acquireco**") of Offeror as required in order to effect the Arrangement and the requirements specified in the Plan of Arrangement.

(l)   Corporation Warrants.   Offeror shall take such action as may be necessary to ensure that the Corporation Warrants are binding obligations of Offeror.

4.03   **Mutual Covenants**

As soon as practicable, Offeror and Corporation each shall: file comparable merger notification forms required by the merger notification or control Laws of any applicable jurisdiction, which Offeror and Corporation reasonably determine to be necessary. Offeror and Corporation each shall promptly: (a) supply the other with any information which may be required in order to effectuate such filings; and (b) supply any additional information which reasonably may be required by applicable merger control authorities of any jurisdiction.

4.04   **Indemnification and Insurance**

(a)   Offeror hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Corporation and the Corporation Subsidiary provided in the current articles or by-laws of Corporation or the Corporation Subsidiary, or in any agreement, and any directors' and officers' insurance now existing in favour of the directors or officers of Corporation and the Corporation Subsidiary which in each case are disclosed in the Corporation Disclosure Letter shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date and Offeror undertakes to ensure that this covenant shall remain binding upon its successor and assigns. Offeror acknowledges that Corporation may purchase run-off directors' and officers' liability insurance for a period of up to six years from the Effective Date on terms acceptable to Offeror acting reasonably.

(b)   Corporation shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of any Corporation Subsidiaries for the purpose of this section 4.04 and this section 4.04 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Offeror by the Persons described in subsection (a) hereof.

ARTICLE 5
CONDITIONS

5.01   **Mutual Conditions**

The respective obligations of Corporation and Offeror to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a)   the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b)   the Corporation Shareholder Approval shall have been obtained at the Corporation Meeting by the Corporation Shareholders in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(c)   the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(d)   there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Corporation or Offeror;

(e)   (A) the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Offeror Common Shares to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Corporation contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX;

(f)   (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement; and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the Corporation Disclosure Letter or the Offeror Disclosure Letter), the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Corporation or Offeror or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

(g) the Offeror Common Shares, Offeror Options and Offeror Warrants to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements of the 1933 Act or other applicable exemption from registration under the 1933 Act pursuant to the Section 3(a)(10) Exemption and the Offeror Common Shares to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the 1933 Act, (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act); and

(h) this Agreement shall not have been terminated pursuant to Article 7 hereof.

The foregoing conditions are for the mutual benefit of the parties hereto and may be waived by mutual consent of Offeror and Corporation in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, any party hereto may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

5.02   Corporation Conditions

The obligation of Corporation to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by Offeror in this Agreement that are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Offeror in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Corporation, have a Material Adverse Effect on Offeror, and Offeror shall have provided to Corporation a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Offeror hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Offeror Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b) from the date of this Agreement to the Effective Date, there shall not have occurred, and Offeror shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Offeror;

(c)   Offeror shall have complied in all material respects with its covenants herein and Offeror shall have provided to Corporation a certificate of two officers thereof, certifying that, as of the Effective Date, it has so complied with their covenants herein; and

(d)   the directors of Offeror shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Offeror to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Corporation and may be waived, in whole or in part, by Corporation in writing at any time. If any of such conditions shall not be complied with or waived by Corporation on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, Corporation may terminate this Agreement by written notice to Offeror in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Corporation.

5.03   Offeror Conditions

The obligation of Offeror to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)   the representations and warranties made by Corporation in this Agreement that are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Corporation in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Offeror, have a Material Adverse Effect on Corporation, and Corporation shall have provided to Offeror a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Corporation hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Corporation Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)   from the date of this Agreement to the Effective Date, there shall not have occurred, and neither Corporation nor the Corporation Subsidiary shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Corporation;

(c) Corporation shall have complied in all material respects with its covenants herein and Corporation shall have provided to Offeror a certificate of two officers thereof certifying that, as of the Effective Date, Corporation has so complied with its covenants herein;

(d) Corporation Shareholders holding no more than 10% of the outstanding Corporation Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and Offeror shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Corporation to such effect;

(e) none of the Locked-Up Shareholders shall have breached, in any material respect, any of the representations, warranties and covenants in the Lock-Up Agreement;

(f) the directors of Corporation and the Corporation Subsidiary shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Corporation and the Corporation Subsidiaries to permit the consummation of the Arrangement; and

(g) the directors of Corporation shall not have effected a Change of Corporation Recommendation.

The foregoing conditions are for the benefit of Offeror and may be waived, in whole or in part, by Offeror in writing at any time. If any of such conditions shall not be complied with or waived by Offeror on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, Offeror may terminate this Agreement by written notice to Corporation in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Offeror.

5.04   Notice and Cure Provisions

Each party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a) cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

(c) result in the failure to satisfy any of the conditions precedent in favour of the other party hereto contained in sections 5.01, 5.02 or 5.03 hereof, as the case may be.

Subject as herein provided, a party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions for its benefit contained in sections 5.01, 5.02 or 5.03 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Effective Date, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 10 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Corporation Meeting, the Corporation Meeting shall be adjourned or postponed until the expiry of such period.

5.05   **Merger of Conditions**

The conditions set out in sections 5.01, 5.02 or 5.03 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 6
NON-SOLICITATION AND BREAK-UP FEE

6.01   **Covenant Regarding Non-Solicitation**

(a)   On and after the date of this Agreement, except as otherwise expressly permitted herein, Corporation shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Corporation or any Corporation Subsidiary, or otherwise:

(i)   make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of Corporation or a Corporation Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;

(ii)   participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;

(iii)   remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until seven (7) Business Days following formal commencement of such Acquisition Proposal shall not be considered a violation of this subsection 6.01(a)(iii);

(iv)   make, or propose publicly to make a Change in Corporation Recommendation;

(v)   accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or

(vi)   make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Corporation to approve the transactions contemplated herein,

provided, however, that, notwithstanding the preceding part of this subsection 6.01(a), but subject to the following provisions of Article 6 of this Agreement, the directors of Corporation and on the direction of any of the directors of Corporation, any officer, employee, representative, agent or advisor of Corporation may, prior to the approval of the Arrangement by Corporation Shareholders, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, and the directors of Corporation may make a Change in Corporation Recommendation in respect of a Superior Proposal, or approve or recommend to the Corporation Shareholders or enter into an agreement in respect of a Superior Proposal in accordance with the provisions of the following subsections of this Article 6 but in each case only if the Acquisition Proposal did not result from a breach of Section 6.01 of this Agreement by Corporation and if the directors of Corporation determine in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law.

(b)   Corporation shall, and shall cause the officers, directors, employees, consultants, representatives and agents of Corporation and its subsidiaries to, immediately terminate and cease any discussions or negotiations on behalf of Corporation with any parties (other than Offeror) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Corporation agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Corporation further agrees not to release any third party from any standstill agreement or provision to which such third party is a party and to take all required action to enforce such standstill agreements. Corporation shall immediately request the return or destruction of all information provided to any third party that, at any time since January 1, 2009, has entered into a confidentiality agreement with Corporation to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)   Promptly and, in any event, within 24 hours of the receipt by any director or officer of Corporation of any Acquisition Proposal, or any amendment to an Acquisition Proposal, or any request for non-public information relating to Corporation or a Corporation Subsidiary in connection with any potential Acquisition Proposal or for access to the properties, books or records of Corporation or the Corporation Subsidiary by any person that informs Corporation or any Corporation Subsidiary that it is considering making, or has made, an Acquisition Proposal, Corporation shall notify Offeror thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as Offeror may reasonably request.

(d)   If Corporation receives a request for material non-public information from a person who is considering making or has made a written Acquisition Proposal (the existence and content of which have been disclosed to Offeror), and the directors of Corporation determine that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal or does constitute a Superior Proposal then, provided that Corporation has complied with section 6.01(c), and only in such case, the directors of Corporation may, subject to the execution of a confidentiality agreement on terms that are not more favourable to the person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Corporation or the Corporation Subsidiary (other than pursuant to a Superior Proposal) for a period not less than one year from the date of such agreement, provide such person with access to information regarding Corporation; provided, however, that Corporation sends a copy of any such confidentiality agreement to Offeror immediately upon the execution thereof and Offeror is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Offeror and Offeror is immediately provided with access to similar information.

(e)   Corporation shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Corporation are aware of the provisions of this section 6.01, and Corporation shall be responsible for any breach of this section 6.01 by its financial advisors or other advisors or representatives.

6.02   Notice of Superior Proposal Determination

(a)   Corporation and the directors of Corporation shall not make a Change of Corporation Recommendation or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by subsection 6.01(d) hereof) unless: (i) Corporation has complied with its obligations under section 6.016.01 and the other provisions of this Article 6; (ii) it has provided Offeror with the information about such Acquisition Proposal as required under subsection 6.01(c); (iii) the directors of Corporation have determined the Acquisition Proposal would be a Superior Proposal pursuant to subsection 6.01(a) hereof; and (iv) seven (7) Business Days shall have elapsed from the later of the date Offeror received notice of the determination of the directors of Corporation to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date Offeror received the documents pursuant to subsection 6.01(c) hereof.

(b)   During the seven (7) Business Days referred to in subsection 6.02(a) hereof, Offeror shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The directors of Corporation shall review any offer by Offeror to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in subsection 6.02(a)(iv) hereof, whether the offer of Offeror upon acceptance by Corporation would result in the Acquisition Proposal not being a Superior Proposal. If the directors of Corporation so determine, Corporation shall enter into an amended agreement with Offeror reflecting the amended proposal of Offeror and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)   Corporation acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under subsection 6.02(a)(iv) hereof and shall initiate an additional seven (7) Business Day period.

(d)   If the Proxy Circular has been sent to Corporation Shareholders prior to the expiry of the seven (7) Business Day period set forth in subsection 6.02(a) and, during such period, Offeror requests in writing that the Corporation Meeting proceed, unless otherwise ordered by the Court, Corporation shall continue to take all reasonable steps necessary to hold the Corporation Meeting and to cause the Arrangement to be voted on at the Corporation Meeting.

(e)   Where at any time before the Corporation Meeting, Corporation has provided Offeror with a notice under subsection 6.01(c), an Acquisition Proposal has been publicly disclosed or announced, and the seven (7) Business Day period under subsection 6.02(a) has not elapsed, then, subject to applicable Laws, at Offeror's request, Corporation will postpone or adjourn the Corporation Meeting at the Corporation Meeting (but not beforehand without Offeror's consent) to a date acceptable to Offeror, acting reasonably, which shall not be later than seven (7) days after the scheduled date of the Corporation Meeting and shall, in the event that Offeror and Corporation amend the terms of this Agreement pursuant to subsection 6.02(b), ensure that the details of such amended Agreement are communicated to the Corporation Shareholders prior to the resumption of the adjourned Corporation Meeting.

6.03   **Termination Fee Event**

In the event that (each of the events below being a "**Triggering Event**"):

(a)   this Agreement is terminated by Offeror pursuant to subsection 7.03(c) or (f) hereof;

(b)   this Agreement is terminated by Offeror pursuant to subsection 7.03(b) hereof due to Corporation having breached its obligations under subsections 6.01 or 6.02 in a material respect;

(c)   this Agreement is terminated by Offeror pursuant to subsection 7.03(b) hereof through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of Corporation failing to submit the Arrangement for approval to the Corporation Shareholders, in accordance with the terms of this Agreement, on or prior to the date that is five (5) Business Days prior to the Completion Deadline or Corporation has breached its obligations under section 4.01(b)(iii) hereof;

(d)   an Acquisition Proposal shall have been made to Corporation and made known to Corporation Shareholders generally or shall have been made directly to Corporation Shareholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of Corporation (a "**Pending Corporation Acquisition Proposal**") and such Pending Corporation Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Corporation Meeting and, thereafter, the Corporation Shareholders do not approve the Arrangement at the Corporation Meeting, this Agreement is terminated by either Offeror or

Corporation pursuant to subsection 7.03(d) or (e) hereof and Corporation completes an Acquisition Proposal within six months following the termination of this Agreement;

(e)   the board of directors of Corporation shall have made a Change of Corporation Recommendation in respect of a Pending Corporation Acquisition Proposal and, thereafter, the Corporation Shareholders do not approve the Arrangement at the Corporation Meeting and this Agreement is terminated by either Corporation or Offeror pursuant to subsection 7.03(d) hereof; or

(f)   this Agreement is terminated by Corporation pursuant to subsection 7.03(g),

then Corporation shall pay to Offeror in the circumstances set forth in subsections 6.03(a), (b), (c) or (e) above, at the time of the termination of this Agreement or within 10 days of such termination, and, in the circumstances set forth in subsection 6.03(d) above, within five (5) days following the completion of such Acquisition Proposal, as consideration for Offeror's disposition of rights under this Agreement, an amount in cash equal to $4.80 million (the "**Corporation Termination Payment**"), in immediately available funds. Corporation shall not be obligated to make more than one payment pursuant to this section 6.03. Corporation hereby acknowledges that the Corporation Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which Offeror will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Corporation hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Corporation Termination Payment by Offeror, Offeror shall have no further claim against Corporation in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Offeror from seeking injunctive relief to restrain any breach or threatened breach by Corporation of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

6.04   Corporation Expenses

In the event that the Offeror Shareholder approval has not been obtained prior to December 23, 2010 (the "**Offeror Approval Deadline**"), Corporation may terminate this Agreement by notice in writing to Offeror. Within five (5) days following receipt of such notice of termination, as consideration for Corporation's expenses in connection with this Agreement and the Offer, an amount in cash equal to $1 million (the "**Offeror Expense Payment**") in immediately available funds. Offeror hereby acknowledges that the Offeror Expense Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which Corporation will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Upon receipt of payment of the Offeror Expense Payment by Corporation, Corporation shall have no further claim against Offeror in respect of the failure to complete the Arrangement.

ARTICLE 7
AMENDMENT AND TERMINATION

7.01   Amendment

This Agreement may, at any time and from time to time before or after the holding of the Corporation Meeting be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Corporation Shareholders and any such amendment may, without limitation:

(a)   change the time for the performance of any of the obligations or acts of either of the parties hereto;

(b)   waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)   waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)   waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, following the Corporation Meeting, the Exchange Ratio shall not be amended without the approval of the Corporation Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under sections 5.01, 5.02, 5.03, 6.03 and Article 7 hereof shall remain unaffected.

7.02   Mutual Understanding Regarding Amendments

(a)   In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Corporation, the Corporation Shareholders, the Corporation Subsidiaries and Offeror as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)   The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Corporation on the one hand, and Offeror on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not materially prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Corporation Shareholders.

(c)   At any time prior to the Meeting: (i) Corporation and Offeror shall each be entitled to propose to the other modifications to the Arrangement in order to facilitate the tax or other planning objectives of Corporation, Offeror and the Corporation Shareholders; and (ii) Corporation shall be entitled to propose to Offeror modifications to the manner in which the Corporation Options are to be dealt with pursuant to this Agreement or under the Arrangement in order to take into account the tax planning or other objectives of the holders of such securities, provided, in each case that: (A) any such proposal is not likely to materially prejudice the other party or the Corporation Shareholders, (B) would not impede or materially delay the completion of the transactions contemplated hereby, (C) the party making the proposal has provided notice of such proposal to the other party not less than 15 Business Days prior to the Meeting Date and (D) implementation of the proposal would not result in a transaction that is inconsistent with the fundamental terms of this Agreement, including, without limitation, the Consideration.

Each of Corporation and Offeror agree that any such modifications and any transactions or steps taken in accordance therewith shall not be considered in determining whether any representation or warranty made by them under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach.

Corporation and Offeror shall enter into an amending agreement reflecting the proposed amendments to the Arrangement and this Agreement and the Plan of Arrangement shall be modified accordingly and Corporation and Offeror shall each use its respective commercially reasonable efforts to communicate any such modifications to the Corporation Shareholders and to ensure that any such modifications are, to the extent required under applicable Law, presented to the Corporation Shareholders at the Meeting.

7.03   Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)   by the mutual written consent, duly authorized by the board of directors of each of the parties hereto;

(b)   if any of the conditions in sections 5.01, 5.02 or 5.03 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those sections;

(c)   by Offeror if an Acquisition Proposal in respect of Corporation has been made or proposed and the directors of Corporation: (i) shall have made a Change in Corporation Recommendation, or (ii) except as permitted under subsection 6.01(a)(iii), shall have failed, after being requested by Offeror in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Offeror, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with subsection 6.01(d) hereof)) in respect of any Acquisition Proposal;

(d)   by Offeror or by Corporation if the Corporation Shareholder Approval shall not have been obtained at the Corporation Meeting;

(e)   by either Offeror or Corporation if the Arrangement shall not have been completed by the Completion Deadline provided however, if the Arrangement has not been completed by such date because the Corporation Meeting has not been held due to the fault of Corporation (the parties acknowledging that Corporation is not at fault in the event that the Corporation Meeting has not been held due to an order of a Governmental Entity), then Corporation shall not be entitled to terminate this Agreement;

(f)   by Offeror if the directors of Corporation shall have made a Change in Corporation Recommendation; or

(g)   by Corporation if Corporation proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with sections 6.01 and 6.02 hereof, provided that Corporation has paid the Corporation Termination Payment to Offeror;

provided that any termination by a party hereto in accordance with paragraphs (b) to (g) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, the provisions of sections 6.02(d), 6.03, 8.03, and 8.10 shall survive the termination hereof and remain in full force and effect. In all other respects, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.

ARTICLE 8
GENERAL

8.01   Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a)   if to Corporation:

Pediment Gold Corp.
Suite 680, 789 West Pender Street
Vancouver, British Columbia V6C 1H2

Attention: Peter Mordaunt
Facsimile: (604) 669-0384

with a copy (which shall not constitute notice) to:

Bull, Housser & Tupper LLP
Suite 3000, 1055 W. Georgia Street
Vancouver, British Columbia V6E 3R3

Attention: David Hunter
Facsimile: (604) 646-2634

(b)   if to Offeror:

Argonaut Gold Inc.
9604 Prototype Ct.
Reno, Nevada 89521

Attention: Peter C. Dougherty
Facsimile: (775) 284 4426

with a copy (which shall not constitute notice) to:

Fraser Milner Casgrain LLP
Suite 3900, One First Canadian Place
100 King Street West
Toronto, ON M5X 1B2

Attention: Sander A.J.R. Grieve
Facsimile.:   (416) 863-4722

8.02   **Remedies**

The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Corporation (if Offeror is the breaching party) or Offeror (if Corporation is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, section 6.03 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

8.03   **Expenses**

The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Corporation Meeting, and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 8.03 shall survive the termination of this Agreement.

8.04   **Time of the Essence**

Time shall be of the essence in this Agreement.

8.05   **Entire Agreement**

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.06   **Further Assurances**

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

8.07   **Governing Law**

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

8.08   **Execution in Counterparts**

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

8.09   **Waiver**

No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 7.01 hereof.

8.10   **No Personal Liability**

(a)   No director or officer of Corporation shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Offeror under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Corporation.

(b) No director or officer of Offeror shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Corporation under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Offeror.

8.11 Enurement and Assignment

This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

ARGONAUT GOLD INC.

Per:

Name: Peter C Dougherty

Title: CEO & President

PEDIMENT GOLD CORP.

Per:

Name: Michael Halvorson

Title: Director

SCHEDULE A

PLAN OF ARRANGEMENT

Please see attached.

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1   Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

"Acquireco" means a newly-formed wholly-owned subsidiary of Argonaut incorporated under the BCBCA;

"Amalco" has the meaning ascribed thereto in subsection 3.1(h) of this Plan of Arrangement;

"Argonaut" means Argonaut Gold Inc., a corporation existing under the Business Corporations Act (Ontario);

"Argonaut Common Shares" means the common shares in the capital of Argonaut;

"Arrangement" means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Business Combination Agreement and the provisions hereof or made at the direction of the Court in the Final Order (with the consent of Pediment and Argonaut, each acting reasonably);

"BCBCA" means the Business Corporations Act (British Columbia), including the regulations promulgated thereunder, as amended;

"Business Combination Agreement" means the business combination agreement dated as of October 18, 2010 among Argonaut and Pediment, as the same may be amended, supplemented and/or restated from time to time prior to the Effective Date, entered into in connection with the Arrangement;

"Business Day" means any day, other than a Saturday, a Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any depositary or any other trust company, bank or financial institution agreed to in writing between Argonaut and Pediment for the purpose of, among other things, exchanging certificates representing Pediment Common Shares for Argonaut Common Shares in connection with the Arrangement;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

"**Dissenting Shareholder**" means a registered holder of Pediment Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights, and who is ultimately entitled to be paid fair value for their Pediment Common Shares;

"**Effective Date**" means the date agreed to by Argonaut and Pediment in writing as the effective date of the Arrangement, after all of the conditions precedent to the completion of the Arrangement as set out in the Business Combination Agreement and the Final Order have been satisfied or waived;

"**Effective Time**" means 12:01 a.m. (Vancouver time) on the Effective Date;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to section 291 of the BCBCA, as such order may be amended by the Court (with the consent of Pediment and Argonaut, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, such order as affirmed or amended on appeal;

"**Former Pediment Shareholders**" means, at and following the Effective Time, the holders of Pediment Common Shares immediately prior to the Effective Time;

"**Governmental Entity**" means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Interim Order**" means the interim order of the Court, as the same may be amended by the Court (with the consent of Pediment and Argonaut, each acting reasonably), pursuant to subsection 291 of the BCBCA, made in connection with the Arrangement;

"**Pediment**" means Pediment Gold Corp., a corporation existing under the BCBCA;

"**Pediment Common Shares**" means the common shares in the capital of Pediment;

"**Pediment Meeting**" means the special meeting, including any adjournments or postponements thereof, of Pediment Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

"**Pediment Options**" means all options to acquire Pediment Common Shares outstanding immediately prior to the Effective Time under the Pediment Share Option Plan;

"**Pediment Shareholders**" means the holders of Pediment Common Shares;

"**Pediment Share Option Plan**" means the share option plan of Pediment dated February 12, 2008;

"Pediment Warrants" means all common share purchase warrants to purchase Pediment Common Shares and finder's fee warrants to purchase units of Pediment, each such unit consisting of one Pediment Common Share and one-half of one common share purchase warrant to purchase Pediment Common Shares outstanding immediately prior to the Effective Time;

"Person" means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Securities Authorities" means the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the United States Securities and Exchange Commission and the applicable state securities authorities, collectively, and "Securities Authority" means any one of them;

"Share Consideration" means 0.625 of an Argonaut Common Share for each Pediment Common Share;

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended from time to time;

"this Plan", "Plan of Arrangement", "hereof", "herein", "hereto" and like references mean and refer to this plan of arrangement.

Words and phrases used herein that are defined in the Business Combination Agreement and not defined herein shall have the same meaning herein as in the Business Combination Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the BCBCA and not defined herein or in the Business Combination Agreement shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

Section 1.2   Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.3   Gender and Number.

Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.4   Date for Any Action.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5   Statutory References.

Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

Section 1.6   Currency.

All references to currency herein are to lawful money of Canada unless otherwise specified.


ARTICLE II
BUSINESS COMBINATION AGREEMENT


Section 2.1   Business Combination Agreement.

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement except in respect of the sequence of the steps comprising the Arrangement which shall occur in the order set forth herein.


ARTICLE III
ARRANGEMENT


Section 3.1   Arrangement.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)   each Pediment Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Argonaut, in consideration for a debt claim against Argonaut in an amount determined and payable in accordance with Article IV hereof, and the name of such holder will be removed from the central securities register as a holder of Pediment Common Shares, and Argonaut will be recorded as the registered holder of the Pediment Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Pediment Common Shares free and clear of any liens, claims or encumbrances;

(b)   each Pediment Common Share outstanding immediately prior to the Effective Time held by a Pediment Shareholder (other than Dissenting Shareholders), shall be transferred by the holder thereof to Argonaut in exchange for the Share Consideration and Argonaut shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c)   in accordance with the Pediment Share Option Plan, including section 3.15 thereof, each holder of a Pediment Option outstanding immediately prior to the Effective Time shall be entitled to receive (and shall accept), upon the exercise of such holder's Pediment Options, for the same aggregate consideration therefor and in lieu of any Pediment Common Shares or other consideration, the number of Argonaut Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately before the Effective Time, such holder had been the registered holder of the number of Pediment Common Shares to which such holder was theretofore entitled upon such exercise and each such Pediment Option shall continue to be governed by and be subject to the terms of the Pediment Share Option Plan and any applicable agreement thereunder;

(d) each holder of a Pediment Warrant outstanding immediately prior to the Effective Time shall be entitled to receive:

(i) in the case of common share purchase warrants to purchase Pediment Common Shares, upon the exercise of such holder's Pediment Warrants, for the same aggregate consideration therefor and in lieu of any Pediment Common Shares or other consideration, the number of Argonaut Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately before the Effective Time, such holder had been the registered holder of the number of Pediment Common Shares to which such holder was theretofore entitled upon such exercise and each such Pediment Warrant shall be governed by and be subject to the terms of the certificate to be issued by Argonaut representing such Pediment Warrants ; and

(ii) in the case of finder's fee warrants to purchase units of Pediment, each such unit consisting of one Pediment Common Share and one-half of one common share purchase warrant to purchase Pediment Common Shares, upon the exercise of such holder's Pediment Warrants, for the same aggregate consideration therefor and in lieu of any Pediment Common Shares, units or common share purchase warrants of Pediment or other consideration, the number of Argonaut Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately before the Effective Time, such holder had been the registered holder of the number of Pediment Common Shares to which such holder was theretofore entitled upon such exercise and one-half of one common share purchase warrant to purchase Argonaut Common Shares for each such Argonaut Common Share and each such Pediment Warrant shall be governed by and be subject to the terms of the certificate to be issued by Argonaut representing such Pediment Warrants;

(e) each Pediment Common Share acquired by Argonaut pursuant to Section 3.1 (a) and (b) hereof shall be transferred to Acquireco in consideration of the issue by Acquireco to Argonaut of one common share of Acquireco for each Pediment Common Share so transferred;

(f) the stated capital in respect of the Pediment Common Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(g)   Pediment will file an election with the Canada Revenue Agency, to be effective prior to the merger described in paragraph (h) below, to cease to be a public corporation for the purposes of the Tax Act;

(h)   Pediment and Acquireco will merge to form one corporate entity ("Amalco") with the same effect as if they were amalgamated under Division 3 of Part 9 of the BCBCA, except that the separate legal existence of Pediment will not cease and Pediment will survive the merger and, for the avoidance of doubt, the Plan of Arrangement is intended to qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the U.S. Internal Revenue Code for all United States federal income tax purposes;

(i)   without limiting the generality of the foregoing, at the time of the step described in Section 3.1(h), the separate legal existence of Acquireco will cease without Acquireco being liquidated or wound-up; Pediment and Acquireco will continue as one company; and the property and liabilities of Acquireco will become the property and liabilities of Pediment;

(j)   at the time of the step described in Section 3.1(h) and from and after this time:

   (i)   Pediment will continue to own and hold all property of Pediment and will own and hold all property of Acquireco, and, shall continue to be liable for the obligations of Pediment and will be liable for the obligations of Acquireco, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options, warrants and debts of each of Pediment and Acquireco;

   (ii)   all rights, contracts, permits and interests of Pediment and Acquireco will continue as rights, contracts, permits and interests of Pediment as if Acquireco continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either of Pediment or Acquireco under any such rights, contracts, permits and interests;

   (iii)   any existing cause of action, claim or liability to prosecution is unaffected;

   (iv)   a civil, criminal or administrative action or proceeding pending by or against Pediment or Acquireco may continue to be prosecuted by or against Pediment;

   (v)   a conviction against, or ruling, order or judgment in favour of or against, Pediment or Acquireco may be enforced by or against Pediment;

   (vi)   all of the issued shares of Acquireco will be exchanged for one fully-paid and non-assessable Amalco share which shall be issued by Amalco and such Acquireco shares will be cancelled without any payment of capital in respect thereof;

(vii)   all of the Pediment Common Shares held by Acquireco will be cancelled without any payment of capital in respect thereof;

(viii)   the name of Amalco shall be Pediment Gold Corp.;

(ix)   Amalco shall be authorized to issue an unlimited number of common shares without par value;

(x)   the articles of Amalco shall be substantially in the form of Pediment's articles;

(xi)   the first annual general meeting of Amalco will be held within 18 months from the Effective Date;

(xii)   the first directors of Amalco following the merger shall be Brian J. Kennedy, Christopher R. Lattanzi, Dale C. Peniuk, James E. Kofman, Peter C. Dougherty and Peter Mordaunt;

(xiii)   the capital of common shares of Amalco will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the shares of Acquireco immediately prior to the merger;

(xiv)   provided that none of the foregoing will occur or be deemed to occur unless all of the forgoing occurs.

Section 3.2   **Post-Effective Time Procedures.**

(a)   On or immediately prior to the Effective Date, Argonaut shall deliver or arrange to be delivered to the Depositary certificates representing the requisite Argonaut Common Shares required to be issued and paid in accordance with the provisions of subsection 3.1(b) hereof, which certificates shall be held by the Depositary as agent and nominee for Former Pediment Shareholders for distribution to such Former Pediment Shareholders in accordance with the provisions of Article V hereof.

(b)   In accordance with the provisions of Article V hereof, Former Pediment Shareholders shall be entitled to receive delivery of the certificates representing Argonaut Common Shares to which they are entitled pursuant to subsection 3.1(b) hereof.

Section 3.3   **No Fractional Argonaut Common Shares.**

No fractional Argonaut Common Shares shall be issued to Former Pediment Shareholders in connection with this Plan of Arrangement. The number of Argonaut Common Shares to be issued to Former Pediment Shareholders shall be rounded up to the nearest whole Argonaut Common Share in the event that a Former Pediment Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of an Argonaut Common Share and shall be rounded down to the nearest whole Argonaut Common Share in the event that a Former Pediment Shareholder is entitled to a fractional share representing less than 0.5 of a Pediment Common Share.

Section 3.4   Binding Effect.

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Argonaut, (ii) Pediment, (iii) all Former Pediment Shareholders, and (iv) all holders of Pediment Options and Pediment Warrants.


ARTICLE IV
DISSENT PROCEDURES


Section 4.1   Rights of Dissent.

Pursuant to the Interim Order, holders of Pediment Common Shares may exercise rights of dissent ("Dissent Rights") under Division 2 of Part 8 of the BCBCA, as modified by this Section 4.1 the Interim Order and the Final Order, with respect to Pediment Common Shares in connection with the Arrangement, provided that the written objection to the special resolution to approve the Arrangement contemplated by Section 242 of the BCBCA must be sent to Pediment by holders who wish to dissent at least two days before the Pediment Meeting or any date to which the Pediment Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)   are ultimately entitled to be paid fair value for their Pediment Common Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Pediment Common Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Argonaut; and

(b)   are ultimately not entitled, for any reason, to be paid fair value for their Pediment Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Pediment Common Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights,

but in no case shall Argonaut, Pediment or any other person be required to recognize holders of Pediment Common Shares who exercise Dissent Rights as holders of Pediment Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Pediment Common Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Pediment Common Shares at the Effective Time.


ARTICLE V
DELIVERY OF ARGONAUT COMMON SHARES


Section 5.1   Delivery of Argonaut Common Shares.

(a)   Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Pediment Common Shares which were exchanged for Argonaut Common Shares in accordance with subsection 3.1(b) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Pediment Common Shares formerly represented by such certificate under the BCBCA and the articles of Pediment and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Argonaut Common Shares to which such holder is entitled to receive in accordance with subsection 3.1(b) hereof.

(b)   After the Effective Time and until surrendered for cancellation as contemplated by subsection 5.1(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Pediment Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1(a) hereof.

Section 5.2   Lost Certificates.

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Pediment Common Shares which were exchanged for the Share Consideration in accordance with subsection 3.1(b) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Argonaut Common Shares which such holder is entitled to receive in accordance with subsection 3.1(b) hereof. When authorizing such delivery of a certificate representing the Argonaut Common Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Argonaut Common Shares is to be delivered shall, as a condition precedent to the delivery of such Argonaut Common Shares, give a bond satisfactory to Argonaut and the Depositary in such amount as Argonaut and the Depositary may direct, or otherwise indemnify Argonaut and the Depositary in a manner satisfactory to Argonaut and the Depositary, against any claim that may be made against Argonaut or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Amalco.

Section 5.3   Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to Argonaut Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Pediment Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Argonaut Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Argonaut Common Shares.

Section 5.4   Withholding Rights.

Argonaut and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Pediment Shareholder such amounts as

Argonaut or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Pediment Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.5   Limitation and Proscription.

To the extent that a Former Pediment Shareholder shall not have complied with the provisions of Section 6.1 or Section 5.2 hereof on or before the date which is six years after the Effective Date (the "**final proscription date**"), then the Argonaut Common Shares which such Former Pediment Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Argonaut Common Shares, to which such Former Pediment Shareholder was entitled to receive shall be delivered to Argonaut by the Depositary for cancellation and shall be cancelled by Argonaut, and the interest of the Former Pediment Shareholder in such Argonaut Common Shares to which it was entitled shall be terminated as of such final proscription date.

Section 5.6   U.S. Securities Laws Exemption.

Notwithstanding any provision herein to the contrary, Argonaut and Pediment agree that the Plan of Arrangement will be carried out with the intention that all Argonaut Common Shares issued on completion of the Plan of Arrangement to the Pediment Common Shareholders will be issued by Argonaut in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof.


ARTICLE VI
AMENDMENTS


Section 6.1   Amendments to Plan of Arrangement.

(a)   Argonaut and Pediment reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Argonaut and Pediment, (iii) filed with the Court and, if made following the Pediment Meeting, approved by the Court, and (iv) communicated to Former Pediment Shareholders if and as required by the Court.

(b)   Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Pediment at any time prior to the Pediment Meeting provided that Argonaut shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Pediment Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)   Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Pediment Meeting shall be effective only

11.

if (i) it is consented to in writing by each of Argonaut and Pediment, and (ii) if required by the Court, it is consented to by holders of the Pediment Common Shares voting in the manner directed by the Court.

SCHEDULE B

FORM OF LOCK-UP AGREEMENT

Please see attached.

LOCK-UP AGREEMENT

THIS AGREEMENT is made as of the _____ day of October, 2010.

BETWEEN:

_____ (the **"Shareholder"**)

-and-

ARGONAUT GOLD INC., a corporation existing under the laws of Ontario ("Offeror")

WHEREAS the Shareholder is the registered and/or direct or indirect beneficial owner of the issued and outstanding common shares in the capital of Pediment Gold Corp. ("**Corporation**") and options to purchase common shares of Corporation set forth on Schedule A hereto;

AND WHEREAS the Shareholder understands that Offeror and Corporation have executed, or are executing concurrently with this Agreement, and delivering the Business Combination Agreement (as defined herein) providing for the Arrangement (as defined in the Business Combination Agreement);

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder (i) to vote its Shareholder Shares (as defined herein) or cause the same to be voted in favour of the Corporation Resolution (as defined herein), except to the extent that the Shareholder is not entitled to vote its Shareholder Shares pursuant to applicable corporate and securities laws, and (ii) to abide by the other restrictions and covenants set forth herein;

AND WHEREAS the Shareholder acknowledges the execution and delivery of this Agreement by the Shareholder is further to the Corporation's covenant in the Business Combination Agreement to use commercially reasonable efforts to deliver Lock-Up Agreements (as defined in the Business Combination Agreement), which covenant by the Corporation was required by Offeror as a condition of entering into the Business Combination Agreement.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1   Definitions

In this Agreement:

"Acquisition Proposal" shall have the meaning ascribed thereto in the Business Combination Agreement;

"affiliate" has the meaning ascribed thereto in the *Securities Act* (British Columbia);

"Arrangement" has the meaning ascribed thereto in the Business Combination Agreement;

"BCBCA" means the *Business Corporations* Act (British Columbia);

"Business Combination Agreement" means the agreement providing for the Arrangement between Offeror and Corporation, dated October ____, 2010, as it may be amended, amended and restated or supplemented from time to time in accordance with its terms;

"Corporation Meeting" means the special meeting, including any adjournment or postponement thereof, of the Corporation Shareholders to be held among other things to consider the Corporation Resolution;

"Corporation Option" means an option to purchase Corporation Shares issued pursuant to the Corporation Option Plan;

"Corporation Option Plan" means the Corporation share option plan dated February 12, 2008;

"Corporation Resolution" means the special resolution of the Corporation Shareholders approving the Arrangement, the Plan of Arrangement and this Agreement;

"Corporation Shares" means common shares in the capital of Corporation;

"Corporation Warrants" has the meaning ascribed thereto in the Business Combination Agreement;

"Court" means the Supreme Court of British Columbia;

"Effective Date" has the meaning ascribed thereto in the Plan of Arrangement;

"Final Order" has the meaning ascribed thereto in the Business Combination Agreement;

"Interim Order" has the meaning ascribed thereto in the Business Combination Agreement;

"Plan of Arrangement" means a plan of arrangement substantially in the form and content of Schedule A attached to the Business Combination Agreement and any amendment or variation thereto made in accordance with section 6.01 of the Plan of Arrangement or section 7.01 of the Business Combination Agreement; and

"Shareholder Shares" means all Corporation Shares and all other securities of Corporation including, but not limited to, Corporation Options and Corporation Warrants owned by the Shareholder, including all Corporation Shares and Corporation Warrants issuable upon the exercise of Corporation Options or Corporation Warrants owned by the Shareholder.

1.2 Definitions in Business Combination Agreement

All terms used in this Agreement that are not defined in section 1.1 or elsewhere herein and that are defined in the Business Combination Agreement shall have the respective meanings ascribed to them in the Business Combination Agreement.

1.3 **Schedules**

The following Schedules attached hereto constitute an integral part of this Agreement:

Schedule A   -   Shareholder Shares (and Corporation Options and Corporation Warrants)

Schedule B   -   Business Combination Agreement

ARTICLE 2
COVENANTS OF OFFEROR

2.1 **Obligations under Business Combination Agreement**

Offeror hereby covenants and irrevocably agrees in favour of the Shareholder that it will comply with its obligations set forth in the Business Combination Agreement and will not amend or waive any provision under the Business Combination Agreement to provide for lesser consideration per Corporation Share under the Business Combination or in any respect that is material and adverse to the interests of the Shareholder without the prior written consent of the Shareholder; provided that Offeror may, without such consent, amend the terms of the Arrangement (A) to increase the consideration (or the value of the consideration) under the Arrangement, or (B) to extend the Effective Date to a date not later than the Completion Deadline, or (C) to the extent that Offeror has the power to do so, to waive any condition of the Arrangement and/or Business Combination Agreement.

ARTICLE 3
COVENANTS OF THE SHAREHOLDER

3.1 **General**

The Shareholder hereby covenants and irrevocably agrees in favour of Offeror that, from the date hereof until the earlier of (i) the Effective Date and (ii) the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement, the Shareholder will:

(a)   not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Shareholder or any of its subsidiaries (collectively, the "**Representatives**"), (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) an Acquisition Proposal or the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than Offeror or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

(b) immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal;

(c) promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Offeror, at first orally and then in writing, in the event it or its Representatives receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal. The Shareholder will also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Offeror may reasonably request;

(d) not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any Shareholder Shares, or any right or interest therein (legal or equitable), to any Person or group or agree to do any of the foregoing;

(e) not grant or agree to grant any proxy or other right to vote any Shareholder Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Shareholder Shares that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Business Combination Agreement and this Agreement;

(f) not to take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement and the other transactions contemplated by the Business Combination Agreement.

(g) not vote or cause to be voted any Shareholder Shares in respect of any proposed action by Corporation or its shareholders or affiliates or any other Person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Business Combination Agreement and this Agreement;

(h) irrevocably waive to the fullest extent permitted by law any and all rights of the Shareholder to dissent with respect to the Corporation Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

(i) in the event that any transaction other than the Arrangement is presented for approval of or acceptance by the securityholders of Corporation, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Shareholder Shares;

(j) hereby agree that any securities of Corporation purchased by the Shareholder in the market, by private agreement or otherwise, shall be deemed to be subject to the terms hereof as Shareholder Shares; and

(k) take all such steps as are necessary or advisable to ensure that at the Effective Time, its Shareholder Shares will be held by the Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders' agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders' agreement, voting trust or other agreement affecting the Shareholder Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any of the Shareholder Shares;

provided however that nothing in this Section 3.1 will prevent the Shareholder, if the Shareholder is a director or officer of Corporation and solely in his or her capacity as such director or officer, from acting in accordance with the exercise of his or her capacity as such director or officer, from acting in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Corporation, if such action is required in order for the Shareholder to fulfill his or her fiduciary duty as a director and/or officer of Corporation and provided that the board of directors of Corporation has first obtained the written advice of legal counsel that such action is required by applicable Laws.

3.2 Voting of the Shareholder Shares in Favour of the Corporation Resolution

Except to the extent that the Shareholder is not entitled to vote its Shareholder Shares pursuant to applicable corporate and securities laws (in which case such shares will not be voted), the Shareholder hereby agrees with Offeror that it will, on or before the tenth (10th) Business Day prior to Corporation Meeting, duly complete and cause forms of proxy in respect of all of the Shareholder Shares, and any other documents required in accordance with the Arrangement, to be validly delivered in support of the Corporation Resolution, and will not withdraw the forms of proxy except as expressly otherwise provided in this Agreement, including, but not limited to, pursuant to Section 3.1.

3.3 Responding to a Superior Proposal

If the directors of Corporation make a Change of Corporation Recommendation or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal in accordance with Section 6.02 of the Business Combination Agreement, and seven (7) Business Days shall have elapsed from the later of the date Offeror received notice of such determination and the date Offeror received the documents pursuant to subsection 6.01(c) thereof, and Offeror has not exercised its right to match the Superior Proposal, the Shareholder shall have the right to give notice of termination of its obligations under this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Offeror as follows, and acknowledges that Offeror is relying upon such representations, warranties and covenants in entering into this Agreement

- 6 -

(a) <u>Incorporation.</u> If the Shareholder is a corporation or other legal entity, the Shareholder is a subsisting corporation or other entity under the laws of its incorporating jurisdiction. The Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement.

(b) <u>Authorization.</u> This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement enforceable by Offeror against the Shareholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(c) <u>Ownership of Shares and Other Securities.</u> The Shareholder is, and will be immediately prior to the Effective Date, the direct or indirect beneficial owner of the Shareholder Shares, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. The Shareholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(d) <u>No Agreements.</u> No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Shareholder's Shareholder Shares, or any interest therein or right thereto, except pursuant to this Agreement.

(e) <u>Voting.</u> Other than pursuant to this Agreement, none of the Shareholder's Shareholder Shares is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(f) <u>Consents.</u> No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Shareholder in connection with (i) the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement or (ii) the consummation of any transactions by the Shareholder provided for herein, except for, in either case, the filing of insider trading reports under applicable securities legislation.

(g) <u>Legal Proceedings.</u> There are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or any of its affiliates that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of its Shareholder Shares and there is no judgment, decree or order against the Shareholder that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of its Shareholder Shares.

(h)   No Other Securities.   The only securities of Corporation beneficially owned or controlled, directly or indirectly, by the Shareholder are its Shareholder Shares and the Shareholder has no other agreement or option, or right or privilege (whether by law, pre emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of Corporation.

4.2   Representations and Warranties of Offeror

Offeror hereby represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)   it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b)   the execution and delivery of this Agreement by Offeror and the consummation by Offeror of the transactions contemplated hereunder have been duly authorized by the board of directors or similar authority of Offeror and no other internal proceedings on the part of Offeror are necessary to authorize this Agreement or the transactions contemplated hereby.   This Agreement has been duly executed and delivered by Offeror and constitutes a legal, valid and binding agreement enforceable by the Shareholder against Offeror in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(c)   no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by Offeror in connection with the execution and delivery of this Agreement by Offeror, except as provided in the Business Combination Agreement; and

(d)   each of the representations and warranties made by Offeror at Section 3.02 of the Business Combination Agreement are true and correct.

ARTICLE 5
TERMINATION

5.1   Termination by Offeror

Offeror, when not in material default in the performance of its obligations under this Agreement or the Business Combination Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to the Shareholder if:

(a) any of the representations and warranties of the Shareholder under this Agreement shall not be true and correct in all material respects;

(b) the Shareholder shall not have complied with its covenants to Offeror contained in this Agreement in all material respects;

provided, however, that such termination shall be without prejudice to any rights which Offeror may have as a result of any default by the Shareholder prior to such termination.

5.2 **Termination by the Shareholder**

The Shareholder, when not in material default in its performance of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Offeror if:

(a) any of the representations and warranties of Offeror under this Agreement shall not be true and correct in all material respects; or

(b) Offeror shall not have complied with its covenants to the Shareholder contained herein in all material respects.

The Shareholder may also terminate this Agreement pursuant to Section 3.3.

5.3 **Automatic Termination**

Unless extended by mutual agreement of the Shareholder, on the one hand, and Offeror, on the other hand, this Agreement shall automatically terminate on the Completion Deadline. In addition, this Agreement shall automatically terminate in the event that the Business Combination Agreement is terminated by any party thereto in accordance with its terms.

5.4 **Agreement to Terminate**

This Agreement may be terminated by a written instrument executed by each of Offeror and the Shareholder.

5.5 **Effect of Termination**

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

ARTICLE 6
GENERAL

6.1 Further Assurances

The Shareholder and Offeror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting party's cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.2 Survival of Representations and Warranties

No investigations made by or on behalf of Offeror or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Shareholder herein or pursuant hereto.

No investigations made by or on behalf of the Shareholder or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by Offeror herein or pursuant hereto.

6.3 Disclosure

Except as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable laws or regulations. The Parties acknowledge that the terms of this Agreement will be publicly disclosed in Canada and the United States.

6.4 Assignment

Subject to prior written notice to the Shareholder, Offeror may assign all or part of its rights under this Agreement to a direct or indirect wholly-owned subsidiary of Offeror, but, if such assignment takes place, the Offeror, shall continue to be liable jointly and severally with the assignee for any obligations hereunder. This Agreement shall not be otherwise assignable by any party hereto without the prior written consent of the other party hereto, which consent may not be unreasonably withheld, conditioned or delayed.

6.5 Time

Time shall be of the essence of this Agreement.

6.6 Currency

All sums of money referred to in this Agreement shall mean Canadian funds.

6.7 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to conflict of laws principles).

6.8 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Business Combination Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

6.9 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

6.10 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, or transmitted electronically in either Tagged Image Format Files (TIFF) or Portable Document Format (PDF), in the case of:

(a)   to Offeror, addressed as follows:

Argonaut Gold Inc.
9604 Prototype Ct.
Reno, Nevada 89521

Attention: Peter C. Dougherty
Facsimile: (775) 284 4426

with a copy (which shall not constitute notice) to:

Fraser Milner Casgrain LLP
Suite 3900, One First Canadian Place
100 King Street West
Toronto, ON M5X 1B2

Attention: Sander A.J.R. Grieve
Facsimile.:   (416) 863-4592

(b)   the Shareholder at the address shown on the attached Schedule A

with a copy (which shall not constitute notice) to:

- 11 -

Bull, Housser & Tupper LLP
Suite 3000, 1055 W. Georgia Street
Vancouver, British Columbia V6E 3R3

Attention: David Hunter
Facsimile: (604) 646-2634

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

6.11 Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

6.12 Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

[Remainder of page intentionally left blank. Signature pages follow.]

6.13   Counterparts

This Agreement may be validly executed and delivered by the Parties in any number of separate counterparts and all counterparts, when executed and delivered, will together constitute one and the same instrument. Executed copies of the signature pages of this Agreement sent by facsimile or transmitted electronically in either Tagged Image Format Files (TIFF) or Portable Document Format (PDF) will be treated as originals, fully binding and with full legal force and effect.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

SIGNED, SEALED AND DELIVERED in)
the presence of:)

Name: _____   )   Print
)   Name:

- 13 -

ARGONAUT GOLD INC.

By: _____

    Name:

    Title:

SCHEDULE A

Shareholder

Name of Shareholder	Address of Shareholder	Number of Shares (and Corporation Options and Corporation Warrants)

SCHEDULE C

CORPORATION PROPERTIES

Please see attached.

LIST OF PEDIMENT GOLD CORP. MEXICO MINING PROPERTIES

No.	Concession	Title No.	Surface (has)	Valid From	Valid To*	Project
1	Cirio	221072	2789.9356	19-Nov-2003	18-Nov-2009	San Antonio
2	Emily	221074	518.2835	19-Nov-2003	18-Nov-2009	San Antonio
3	Trini Fracción I	229908	34450.4779	28-Jun-2007	27-Jun-2057	San Antonio
4	Trini Fracción II	229909	41.2559	28-Jun-2007	27-Jun-2057	San Antonio
5	Trini Fracción III	229910	5.6798	28-Jun-2007	27-Jun-2057	San Antonio
6	Trini Fracción IV	229911	7.5124	28-Jun-2007	27-Jun-2057	San Antonio
7	Triunfo Este Fracc.I	227890	495.3662	8-Sep-2006	7-Sep-2056	San Antonio
8	Triunfo Este fracc.II	227891	350.0000	8-Sep-2006	7-Sep-2056	San Antonio
9	Triunfo Este fracc.III	227892	0.3023	8-Sep-2006	7-Sep-2056	San Antonio
10	Triunfo Oeste Fracc. I	227893	848.6946	8-Sep-2006	7-Sep-2056	San Antonio
11	Triunfo Oeste Fracc.II	227894	95.0000	8-Sep-2006	7-Sep-2056	San Antonio
12	El Triunfo Ampliación	233086	3140.0077	9-Dec-2008	8-Dec-2058	San Antonio
13	Reducción El Triunfo Fracción 1	233087	1974.6653	9-Dec-2008	8-Dec-2058	San Antonio
14	Reducción El Triunfo Fracción 2	233088	136.9238	9-Dec-2008	8-Dec-2058	San Antonio
15	Reduccion Valle Perdido	233089	1473.8423	9-Dec-2009	8-Dec-2059	San Antonio
16	Carmelita	214065	150.0000	10-Aug-2001	9-Aug-2051	La Colorada
17	Los Pilares	214187	249.0328	10-Aug-2001	9-Aug-2051	La Colorada
18	El crestoncito	231252	1.1693	25-Jan-2008	24-Jan-2058	La Colorada
19	Ext.Sonora IV	207597	443.0047	30-Jun-1998	29-Jun-2004	La Colorada
20	Neri	232307	0.2275	16-Jul-2008	17-Jul-2058	La Colorada
21	Sonora V	211758	280.9564	30-Jun-2000	29-Jun-2050	La Colorada
22	Sonora III	211974	51.0269	18-Aug-2000	17-Aug-2050	La Colorada
23	Sonora I	211856	157.9862	28-Jul-2000	27-Jul-2050	La Colorada
24	Fraccion Sonora III	211958	37.7795	27-Jul-2000	27-Jul-2050	La Colorada
25	La Muculufa	211945	24.0000	28-Jul-2000	27-Jul-2050	La Colorada
26	La Cruz	217502	1.5488	16-Jul-2002	15-Jul-2052	La Colorada
27	Creston Tres	218869	466.5758	23-Jan-2003	22-Jan-2053	La Colorada
28	Creston Dos Fracc.III	218680	109.7378	3-Dec-2008	2-Dec-2052	La Colorada
29	Creston Dos fracc.II	218679	4.4918	3-Dec-2002	2-Dec-2052	La Colorada
30	Creston Dos fracc. I	218678	344.5873	3-Dec-2002	2-Dec-2052	La Colorada
31	Sonora IV	211788	554.4622	28-Jul-2000	27 juliio 2060	La Colorada

32 Vicenza	211757	1.4686	30-Jun-2000	28-Jun-2050	La Colorada
33 Sonora VI	199425	19.6494	19-Apr-1994	18-Apr-2044	La Colorada
34 El Creston	199424	0.1300	19-Apr-1994	18-Apr-2044	La Colorada
35 LULU	198975	5.8738	Feb.1994	10-Feb-2044	La Colorada
36 Demasias del Creston	199929	0.7715	17-Jun-1994	16-Jun-2044	La Colorada
37 Sonora II	187663	8.8206	18-Sep-1990	16-Sep-2015	La Colorada
38 LCA	231232	13233.3690	25-Jan-2008	24-Jan-2058	La Colorada
39 LCA2	232278	2000.0000	16-Jul-2008	15-Jul-2058	La Colorada
40 Dos Fracc.I	231247	117.8470	25-Jan-2008	24-Jan-2058	La Colorada
41 Dos fracc.II	231248	5.2974	25-Jan-2008	24-Jan-2058	La Colorada
42 Dos fracc. III	231249	22.7623	25-Jan-2008	24-Jan-2058	La Colorada
43 Las Tinajitas	206409	140.0000	16-Jan-1998	15-Jan-2048	La Colorada
44 Vicky	206407	24.0000	16-Jan-1998	15-Jan-2048	La Colorada
45 Sandra Luz	199219	12.9455	16-Mar-1994	15-Mar-2044	La Colorada
46 Sandra Luz Fracc.1	216046	0.3766	2-Apr-2002	1-Apr-2008	La Colorada
47 Sandra Luz Fracc.2	216047	0.0173	2-Apr-2002	1-Apr-2008	La Colorada
48 Rosalia	213745	7.9760	12-Jun-2001	11-Jun-2051	La Colorada
49 Claudia	213214	32.7380	6-Apr-2001	5-Apr-2051	La Colorada
50 San Martin	178127	42.0000	11-Jul-1986	10-Jul-2036	Valenzuela
51 San Martin Extencion	182548	19.1500	27-Jul-1988	26-Jul-2038	Valenzuela
52 El Valle	218671	338.8500	3-Dec-2002	2-Dec-2008	Valenzuela
55 Texson Fracc.I Norte	232161	1397.7145	27-Jun-2008	21-Nov-2008	Texson
58 Texson 4	225393	1217.4645	30-Aug-2005	29-Aug-2011	Texson
59 Daniel	218853	9.0000	22-Jan-2003	21-Jan-2009	Daniel
60 Daniel	218819	561.0000	21-Jan-2003	20-Jan-2009	Daniel
61 Daniel 3	220708	594.0942	30-Sep-2003	29-Sep-2009	Daniel
62 Daniel 4	220710	1658.4628	30-Sep-2003	29-Sep-2009	Daniel
63 Daniel 6	225432	1283.5714	6-Sep-2005	5-Sep-2011	Daniel
64 Daniel 7 fracc.I	231305	9237.1879	6-Feb-2008	5-Feb-2058	Daniel
65 Daniel 7 fracc. II	231306	100.0030	6-Feb-2008	5-Feb-2058	Daniel
66 Ely	232443	644.3892	8-Aug-2008	7-Aug-2058	Daniel
67 Pitalla	218703	210.0000	10-Jan-2003	9-Jan-2009	Caborca
69 Pitalla 3	226727	13440.8381	21-Feb-2006	20-Feb-2056	Caborca
70 Diana	218854	56.0000	22-Jan-2003	21-Jan-2009	Caborca

71 Martha	219816	371.0000	16-Apr-2003	15-Apr-2009	Caborca
72 Glor	228815	4938.1523	7-Feb-2007	6-Feb-2057	Glor
73 Manuel	219913	1146.3623	7-May-2003	6-May-2009	Mel-Manuel
74 El Mel	219817	20.0000	16-Apr-2003	15-Apr-2009	Mel-Manuel
75 El Nopal	231147	4652.5756	18-Jan-2008	17-Jan-2058	Nopal
78 El Toro	222584	206.3540	23-Jul-2004	22-Jul-2010	Cochis
79 La Cien	224442	425.2631	10-May-2005	9-May-2011	Cien
80 Pitalla 2 Fracc 1	233259	15438.8001	16-Jan-2009	15-Jan-2059	Quitovac

*Dates as they appear on titles; however, according to changes in the mining law, concessions now have a 50-year duration

Red Norte 1   Este se acaba de denunciar, esta pendiente el seguimiento del trámite, fechad de denuncio may

State	
Baja California Sur	1
Baja California Sur	2
Baja California Sur	3
Baja California Sur	4
Baja California Sur	5
Baja California Sur	6
Baja California Sur	7
Baja California Sur	8
Baja California Sur	9
Baja California Sur	10
Baja California Sur	11
Baja California Sur	12
Baja California Sur	13
Baja California Sur	14
Baja California Sur	15
Sonora	16
Sonora	17
Sonora	18
Sonora	19
Sonora	20
Sonora	21
Sonora	22
Sonora	23
Sonora	24
Sonora	25
Sonora	26
Sonora	27
Sonora	28
Sonora	29
Sonora	30
Sonora	31

Sonora	32
Sonora	33
Sonora	34
Sonora	35
sonora	36
sonora	37
Sonora	38
sonora	39
Sonora	40
Sonora	41
Sonora	42
Sonora	43
Sonora	44
Sonora	45
Sonora	46
Sonora	47
Sonora	48
Sonora	49
Sonora	50
Sonora	51
Sonora	52
sonora	53
Sonora	54
Sonora	55
Sonora	56
Sonora	57
Sonora	58
Sonora	59
Sonora	60
Sonora	61
Sonora	62
Sonora	63
Sonora	64 drop,
Sonora	65

Sonora	66
Sonora	67
Sonora	68
Sonora	69
Sonora	70
Sonora	71
Sonora	72
Sonora	73

o 5

SCHEDULE D

OFFEROR PROPERTIES

Please see attached.

AGRONAUT GOLD INC.

Material Properties

Mineral Concessions - Mexico

NAME	TITLE No.	Hectares	Start Date	Finish Date	Title Holder	Municipality	State
LLANO COLORADO PROJECT							
KAREN	221475	347.2083	02/17/2004	02/16/2054	MINERA REAL DEL ORO, S.A. DE C.V.	VILLA PESQUEIRA	SON.
KAREN II	221478	396.5648	02/17/2004	02/16/2054	MINERA REAL DEL ORO, S.A. DE C.V.	VILLA PESQUEIRA	SON.
KAREN III	221569	379.0000	02/25/2004	02/24/2054	MINERA REAL DEL ORO, S.A. DE C.V.	VILLA PESQUEIRA	SON.
EL PESCADERO	221515	458.0819	02/19/2004	02/18/2054	MINERA REAL DEL ORO, S.A. DE C.V.	VILLA PESQUEIRA	SON.
EL MIMBRE	221570	159.6833	02/25/2004	02/24/2054	MINERA REAL DEL ORO, S.A. DE C.V.	VILLA PESQUEIRA	SON.
LUIS	222693	570.0000	08/13/2004	08/12/2054	MINERA REAL DEL ORO, S.A. DE C.V.	VILLA PESQUEIRA	SON.
CASTILLO PROJECT							
EL CAIRO	220073	25.0000	06/05/2003	06/04/2053	MINERA REAL DEL ORO, S.A. DE C.V.	SAN JUAN DEL RIO	DGO.
JUSTICIA	220074	20.9000	06/05/2003	06/04/2053	MINERA REAL DEL ORO, S.A. DE C.V.	SAN JUAN DEL RIO	DGO.
EL CAIRO	220075	95.1487	06/05/2003	06/04/2053	MINERA REAL DEL ORO, S.A. DE C.V.	SAN JUAN DEL RIO	DGO.
ORO	220076	75.0000	06/05/2003	06/04/2053	MINERA REAL DEL ORO, S.A. DE C.V	SAN JUAN DEL RIO	DGO.
COMPA PROJECT							
EL COMPA 2	223811	2985.1640	02/22/2005	02/21/2055	MINERA REAL DEL ORO, S.A. DE C.V.	SAHUARIPA	SON.
CRUZ VERDE	197661	15.9309	09/13/1993	09/12/2043	MINERA REAL DEL ORO, S.A. DE C.V.	SAHUARIPA	SON.
LA ARGENTINA	181658	3.7081	11/11/1987	11/10/2037	MINERA MGM, S.A. DE C.V.	SAHUARIPA	SON.
LAS GUASIMAS	198503	198.3921	11/30/1993	11/29/2043	MINERA MGM, S.A. DE C.V.	SAHUARIPA	SON.
LAS GUASIMAS FRACCIÓN I	212547	47.1781	10/31/2000	10/30/2050	MINERA MGM, S.A. DE C.V.	SAHUARIPA	SON.
SAN MARTIN	212568	30.0000	11/07/2000	11/06/2050	MINERA MGM, S.A. DE C.V.	SAHUARIPA	SON.
LA LUNA	216273	3.8031	04/23/2002	04/22/2052	MINERA MGM, S.A. DE C.V.	SAHUARIPA	SON.
SANTA FE DE AMARILLAS	186339	12.0000	03/29/1990	03/28/2040	RODOLFO QUIJADA QUINTANA	SAHUARIPA	SON.
FORTUNA CLAIMS							
LA FORTUNA	183578	6.0000	11/17/1988	11/16/2038	DURANGO FERN MINES, S.A. DE C.V.	TAMAZULA	DGO.
AMPLIACION LA FORTUNA	217804	600.0000	08/23/2002	08/22/2052	DURANGO FER MINES, S.A. DE C.V.	TAMAZULA	DGO.
AMPLIACION LA FORTUNA	225241	600.0000	08/09/2005	08/08/2055	DURANGO FERN MINES, S.A. DE C.V.	TAMAZULA	DGO.
AMPLIACION LA FORTUNA I	225242	100.0000	08/09/2005	08/08/2055	DURANGO FERN MINES, S.A. DE C.V.	TAMAZULA	DGO.
AMPLIACION LA FORTUNA II FRACC. 1	225326	111.0000	08/23/2005	08/22/2055	DURANGO FERN MINES, S.A. DE C.V.	TAMAZULA	DGO.
AMPLIACION LA FORTUNA II FRACC. 2	225327	348.0000	08/23/2005	08/22/2055	DURANGO FERN MINES, S.A. DE C.V.	TAMAZULA	DGO.
AMPLIACION LA FORTUNA III FRACC. I	225328	339.0000	08/23/2005	08/22/2055	DURANGO FERN MINES, S.A. DE C.V.	TAMAZULA	DGO.
AMPLIACION LA FORTUNA III FRACC. II	225329	88.0000	08/23/2005	08/22/2055	DURANGO FERN MINES, S.A. DE C.V.	TAMAZULA	DGO.
AMPLIACION LA FORTUNA V	225915	4265.1885	11/08/2005	11/07/2055	DURANGO FERN MINES, S.A. DE C.V.	TAMAZULA	DGO.

	Document Date	Document Description
Surface Rights - El Castillo Mine		
Conveno de Occupation Temporal Que Celebran	20-Jun-05	Ejido Atotonilco Surface Rights Agreement - Castillo
Conveno de Occupation Temporal Que Celebran	10-Mar-05	Jose Gallegos Parra Surface Right Agreement - Castillo
Conveno de Occupation Temporal Que Celebran	23-Feb-05	Geronimo Gandara Surface Right Agreement - Castillo
Conveno de Occupation Temporal Que Celebran	10-Mar-05	Otilio Monta Ejido Surface Right Agreement - Castillo
Surface Rights - La Fortuna Project		
Contrato de Ocupacion Temporal	08-Jan-07	20 hectare Surface Rights Agreement - La Fortuna